As Filed with the United States Securities and Exchange Commission on
                               _____ __, 2001
                         Registration No. 333-33222
_________________________________________________________________

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                           _______________________
                        Post-Effective Amendment No. 1
                                      To
                                   FORM S-2
                            REGISTRATION STATEMENT
                                    Under
                          THE SECURITIES ACT OF 1933

                                ROUNDY'S, INC.
            (Exact name of Registrant as specified in its charter)

     WISCONSIN                              39-0854535
-------------------------------         ------------------
(State or other jurisdiction of         (I.R.S. Employer
incorporation or organization)           Identification No.)

                              23000 Roundy Drive
                          Pewaukee, Wisconsin  53072
                          Telephone: (262) 953-7999
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             Mr. Robert D. Ranus
                  Vice President and Chief Financial Officer
                                Roundy's, Inc.
                              23000 Roundy Drive
                              Pewaukee, WI 53072
   (Name, address, including zip code and telephone number, including area code, of agent for service)

                                 With Copies to:

                            Andrew J. Guzikowski, Esq.
                           Whyte Hirschboeck Dudek S.C.
                      111 East Wisconsin Avenue, Suite 2100
                            Milwaukee, Wisconsin 53202
                             Telephone: (414) 273-2100

  Approximate date of commencement of proposed sale to the public: As promptly as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. X
                              ---

  If the registrant elects to deliver its latest annual report to security holders or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.
                                      ---
                                                PROSPECTUS DATED _____ __, 2001

                                ROUNDY'S, INC.
                              23000 Roundy Drive
                          Pewaukee, Wisconsin 53072

               3,600 Shares Class A (Voting) Common Stock
            264,185 Shares Class B (Non-Voting) Common Stock


  If you are or become the owner of a retail grocery store that is supplied primarily by Roundy's, we are offering to sell you Class A common stock. The conditions under which we will sell you Class A common are described in detail in this prospectus, which you should read carefully. We may also offer you Class B common stock under certain circumstances which are described in this prospectus.

  If you are a director or key employee of Roundy's or a trustee of the Roundy's, Inc. Voting Trust, we may offer you shares of Class B common from time to time under the circumstances described in this prospectus, which you should read carefully.

--------------------------------------------------------------------------------
  Voting Rights. Class A common has voting rights on all matters submitted to a vote of stockholders. Class B common has no voting rights other than those provided by law.

  Offering Price.   We are offering Roundy's stock at a price per share equal
to the book value per share of our outstanding stock at the end of our last fiscal year prior to your purchase, adjusted for any subsequent stock dividends or splits. The book value per share of Roundy's stock at December 30, 2000, the end of our last fiscal year, was $153.60.

  Proceeds. We will not pay any underwriting discounts or commissions relating to this offering, nor will you have to pay any such discounts or commissions. We will receive 100% of the proceeds from this offering.

  No Market.  The Roundy's stock we are offering is not listed or traded on any securities exchange or market.  No market exists, nor do we anticipate that any market will develop, for our stock.
-------------------------------------------------------------------------------

  An investment in Roundy's stock involves certain risks. For information about these risks, see "RISK FACTORS" beginning on page 9.

-------------------------------------------------------------------------------
  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
-------------------------------------------------------------------------------

                               TABLE OF CONTENTS

 Where you can find more information.............................   3
 Cautionary Statement Regarding Forward-Looking Statements.......   3
 Recent Developments.............................................   4
 Prospectus Summary..............................................   5
 Risk Factors....................................................   9
 The Offering....................................................  11
 Use Of Proceeds.................................................  13
 Capitalization..................................................  14
 Selected Financial Information..................................  15
 Management's Discussion And Analysis Of Results Of Operations
 And Financial Condition.........................................  15
 The Company.....................................................  18
 Management......................................................  24
 Cooperative Status; Patronage Dividends.........................  25
 Description Of Stock............................................  28
 Exchange Of Class A Common For Class B Common...................  29
 Repurchase Of Shares............................................  30
 Voting Trust....................................................  32
 Legal Matters...................................................  34
 Experts.........................................................  34
 Indemnification.................................................  35
 Index To Financial Statements................................... F-1

 Exhibit A - Subscription Agreement.............................. A-1
 Exhibit B - Buying Deposit Agreement............................ A-2
 Exhibit C - Article V of the By-Laws............................ A-4
 Exhibit D - Policy Relating to Redemption of Stock by
  Inactive Customer Shareholders and Former Employees............ A-6
 Exhibit E - Policy Regarding Issuance and Sales of
  Roundy's, Inc. Stock........................................... A-13

-------------------------------------------------------------------------------
  We have not authorized anyone to give any information or make any representation about Roundy's that is different from, or adds to, the information in this prospectus or in documents that are publicly filed with the SEC. If anyone does give you different or additional information, you should not rely on it.

  This prospectus is an offer to sell Roundy's stock only under circumstances and in jurisdictions where it is lawful to do so.

  The information contained in this prospectus speaks only as of its date unless we specifically tell you that another date applies.
-------------------------------------------------------------------------------

                       WHERE YOU CAN FIND MORE INFORMATION
                       -----------------------------------

  We have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Roundy's stock we are offering in this prospectus. You may review the registration statement, of which this prospectus is a part, and the exhibits thereto, for further information. We also file annual, quarterly and current reports, and other information with the SEC.

  You may read and copy any document we have filed with the SEC, including the registration statement, at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549, or at its public reference rooms located in New York, New York and Chicago, Illinois. For your convenience, the SEC file number of the registration statement is 333-33222. The SEC file number under which we file our annual, quarterly and current reports is 002-94984.
You may call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

  Our SEC filings are also available to the public on the SEC's web site at http://www.sec.gov. They are located in the EDGAR database on that web site. You may find it convenient to use our Central Index Key (or "CIK") number when searching for ouR documents at that site. Our CIK number is 0000314423.

  The SEC allows us to "incorporate by reference" certain information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference our Annual Report on Form 10-K for the fiscal year ended December 30, 2000 and any future filings we make with the SEC (including any filings we make prior to the effectiveness of the registration statement) under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

  We will provide you with a copy of any or all of such documents (other than exhibits to such documents, which we have not specifically incorporated by reference into the text of such documents) without charge upon your oral or written request. Any such request should be directed to:

  Roundy's, Inc.
  23000 Roundy Drive
  Pewaukee, WI  53072
  Attention:  Robert D. Ranus
  Telephone:  (262) 953-7999.


          CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
          ---------------------------------------------------------

  This prospectus and the information incorporated by reference contain certain statements that are "forward-looking," within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include statements regarding, among other matters, our beliefs, expectations, plans and estimates with respect to certain future events, the impact of governmental regulation, the impact of litigation and regulatory proceedings, actions to be taken by others and similar expressions concerning matters that are not historical facts. In particular terms such as "anticipate," "believe," "estimate," "expect," "indicate," "may be," "objective," "plan," "predict," "should," and "will" are intended to identify forward-looking statements.

  Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that could cause actual events to differ materially from those expressed in those statements. Important factors that could cause actual results to differ materially from such expectations, referred to as "cautionary factors," are disclosed in our Annual Report on Form 10-K (see "Cautionary Factors" at the end of Item 1 therein).

  Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will prove to be correct. We do not undertake to publicly update or revise our forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

  All subsequent written or oral forward-looking statements attributable to Roundy's or our subsidiaries or persons acting on our behalf are expressly qualified in their entirety by the cautionary factors.


                              RECENT DEVELOPMENTS
                              -------------------

  On February 9, 2001, we entered into a Letter of Intent to acquire 100 percent of the stock of The Copps Corporation ("Copps"), located in Stevens Point, Wisconsin. Copps operates a wholesale grocery business, serving as a supplier for 37 independent retail stores in Wisconsin and eight in Michigan, and operates 22 corporate retail grocery supermarkets located in central and northern Wisconsin. Copps employs approximately 6,000 employees and had sales of approximately $625 million in 2000. As of the date of this prospectus, we are in the process of negotiating a definitive agreement for the Copps acquisition and expect that the acquisition will be completed in the second quarter of fiscal 2001. For additional information about Copps, see our February 9, 2001 press release, which is filed as Exhibit 99.1 to our Annual Report on Form 10-K for the year ended December 30, 2000, described under "Where You Can Find More Information" on page 3 of this prospectus. We intend to finance the purchase of Copps with proceeds from the Credit Agreement, which is described under "Management's Discussion and Analysis of Results of Operations and Financial Condition - Liquidity and Capital Resources" beginning on page 15 of this prospectus.

                              PROSPECTUS SUMMARY
                              ------------------

  In this section we have briefly summarized certain information contained in this prospectus. The summary is incomplete and selective and is qualified in its entirety by the detailed information and financial statements appearing elsewhere in this prospectus or incorporated by reference.

                              ____________________

Our Business
------------
  We are engaged principally in the wholesale distribution of food and non-food products to supermarkets and warehouse food stores located in 14 states. As of December 30, 2000, we own and operate 43 retail warehouse food stores and service retail grocery stores. We also provide various ancillary services, including financial, engineering, advertising, accounting, insurance and promotional services to our retail customers. For more information, see "RECENT DEVELOPMENTS" on page 4 and "THE COMPANY" beginning on page 18.

Capital Structure
-----------------
  Roundy's stock is divided into two classes: Class A common and Class B common. The primary distinction between the two classes is that Class A common has voting rights on all matters submitted to a vote of stockholders and Class B common has no voting rights other than those provided by law. Class A and Class B common have equal rights to share in the proceeds of a liquidation or dissolution of Roundy's.

  The majority of our outstanding stock (approximately 65%) is owned by those of our customers who own one or more retail food store businesses that are supplied primarily by Roundy's (but not those that are supplied by any of Roundy's subsidiaries). In this prospectus, we refer to these stores as "retail grocery stores." The owners of these stores are required to own Class A common and may also own Class B common. We refer to these owners as "stockholder-customers."

  Class A Common. We only issue Class A common to our stockholder-customers, who are required to own exactly 100 shares of Class A common for every retail grocery store they own. As of the date of this prospectus, there are 9,800 shares of Class A common issued and outstanding, which are held by a total of 54 stockholder-customers who owned 98 retail grocery stores serviced by Roundy's.

  We request, but do not require that our stockholder-customers deposit their shares of Class A common into the Roundy's, Inc. Voting Trust in exchange for voting trust certificates. This Voting Trust limits the rights of these shares to vote for directors. For more information, see "VOTING TRUST" beginning on page 32.

  Class B Common. There are no provisions restricting who may own Class B common. As of the date of this prospectus, there are 1,033,685 shares of Class B common issued and outstanding, approximately 65% of which are owned by current stockholder-customers. The balance is owned by former stockholder-customers, current and former directors and key employees and trustees of the Voting
Trust.

The Offering
------------
  In this prospectus, we are offering shares of Class A and Class B common to our stockholder-customers and shares of Class B common to our directors and key employees and to trustees of the Voting Trust as described in the table on the following page. We are offering both classes of stock at a price equal to the book value per share of our outstanding stock at the end of the fiscal year prior to purchase. For more information, see "THE OFFERING" beginning on page 11.

  The following table describes the terms of this offering of Roundy's stock to our stockholder-customers and to our directors, key employees and trustees of the Voting Trust:

                    Class A Common Stock,           Class B Common Stock,
                  par value $1.25 per share      par value $1.25 per share
-------------------------------------------------------------------------------
Stockholder-    - We are offering to sell you    - From time to time, we may
Customers         Class A common if you acquire    offer to sell you Class B
                  one or more retail grocery       common during three "window"
                  stores primarily supplied by     periods (the last two weeks
                  Roundy's or if Roundy's          of May, August and November
                  becomes the primary supplier     each year), subject to
                  of one or more stores that       certain limitations.
                  you already own.

                - We are offering to sell you    - We may issue shares of Class
                  100 shares of Class A common     B common to you in payment of
                  for each of your new retail      a portion of your patronage
                  grocery stores.                  dividends.

                - You will be required to own    - We will exchange shares of
                  exactly 100 shares of Class A Class B common for your Class common for each of your retail A common if you dispose of or
                  grocery stores for as long as    cease operating one or more
                  you own the retail grocery       of your retail grocery stores
                  store and Roundy's is your       or change its primary
                  primary supplier.                supplier.

                - If you dispose of or cease
                  operating one or more of your
                  retail grocery stores or change
                  its primary supplier, you
                  will be required to exchange
                  the 100 shares of Class A common
                  associated with that retail
                  grocery store for an equal
                  number of shares of Class B
                  common.

                - We will request, but not require,
                  that you deposit your shares of
                  Class A common into the Voting
                  Trust in exchange for voting
                  trust certificates.

-------------------------------------------------------------------------------
Directors, Key  - You may not buy or hold Class  - We will offer you shares of
Employees and     A common.                        Class B common if you
Trustees of the                                    exercise any employee stock
Voting Trust                                       options we have previously
                                                   granted to you.

                                                 - From time to time, in our
                                                   discretion we may offer to
                                                   sell you Class B common
                                                   during three "window" periods
                                                   (the last two weeks of May,
                                                   August and November each
                                                   year), subject to certain
                                                   limitations.

Market for Roundy's Stock
-------------------------
  Neither class of stock is traded or listed on any national securities exchange or market, and the transfer of shares of Class A common and Class B common is severely restricted. There is no market for Roundy's stock. There is also no market for Roundy's voting trust certificates.

No Dividends Other than Patronage Dividends
-------------------------------------------
  Except for patronage dividends (to which you are entitled only if you are a stockholder-customer), no dividends have ever been paid on Roundy's stock and we have no intention of paying dividends, other than patronage dividends, in the foreseeable future. Patronage dividends are paid on the basis of the amount of business each stockholder-customer does with Roundy's, and are not related to the number of shares of stock owned. We are not obligated to continue the practice of paying patronage dividends in the future.

Disposition of Shares
---------------------
  In general, the only way in which you may dispose of your Roundy's stock is by requiring us to repurchase it pursuant to our stock redemption policy. Generally, you may only do this if your customer relationship with us has been terminated or substantially reduced or after your employment with us has ended. With certain exceptions, we will repurchase one-fifth of your stock in each year following your request at the book value applicable in each such year. However, the aggregate dollar amount of stock that we may repurchase at any particular time may be limited by our agreements with our lenders.

  Our stock redemption policy may be amended or rescinded at any time and under certain circumstances you may not qualify to have your stock redeemed. We may also make discretionary repurchases of Class B common under certain circumstances.

  For more information, see "REPURCHASE OF SHARES" beginning on page 30 and the stock redemption policy which is attached to this prospectus as Exhibit D.

Buying Deposit Requirement
--------------------------
  If you become a stockholder-customer, you will be required to enter into a buying deposit agreement with us. If you are already a stockholder-customer, you have already entered into a buying deposit agreement. The amount you must maintain on deposit with us is determined by the amount of business your retail grocery stores do with Roundy's. This buying deposit may be maintained in cash, Class A common, Class B common, or a combination thereof. Your buying deposit serves as collateral for your debts or obligations to us. For more information, see "THE COMPANY - Stockholder-Customers-Buying Deposits; Application of Deposited Funds" on page 21.

Lien on Shares
--------------
  We have a lien on all of your Roundy's stock, whether currently outstanding or issued in the future, as security for the payment of any debts or obligations you may have to us. For more information, see "DESCRIPTION OF STOCK" beginning on page 28.

Summary Financial Data
----------------------
  The following table sets forth certain financial data for Roundy's and our subsidiaries for each of the last three fiscal years:

                                                      Fiscal Years
                                          ------------------------------------
                                             2000         1999         1998
                                          ----------   ---------    ----------
                                                 (dollars in thousands)
Earnings Statement Data:
------------------------
Net sales and service fees.............   $2,983,724   $2,717,216   $2,576,222
Earnings Before Patronage
Dividends and Income Taxes.............       40,598       36,066       26,022
Patronage Dividends....................        5,035        6,447        5,976
Net Earnings...........................       21,105       17,609       11,898
Balance Sheet Data (at year-end):
---------------------------------
Total assets...........................      662,372      497,325      462,412
Working Capital........................       38,771       67,937       84,743
Long-term debt (less current maturities)     166,565       48,564       73,298
Stockholders' equity(1)................      160,669      153,919      134,811

---------------------
(1)  Includes redeemable common stock.  Also includes patronage dividends payable in Class B common of $3,475, $3,078, and $4,060 in 2000, 1999 and 1998, respectively.

                                 RISK FACTORS
                                 ------------

Lack of Market for Roundy's Stock
---------------------------------
  You may not sell or otherwise transfer or pledge Roundy's stock without our written consent. Although we are obligated under the current stock redemption policy to repurchase stock from you, at your request, if you have terminated or substantially reduced your customer relationship with Roundy's or terminated your employment relationship with Roundy's, there are certain limitations contained in the stock redemption policy on our obligation to repurchase stock. Further, the stock redemption policy, and therefore, our obligation to repurchase stock, may be modified or rescinded at any time without prior notice. For more information, see "REPURCHASE OF SHARES" beginning on page 30 and the stock redemption policy which is attached to this prospectus as Exhibit D.

Limitations on Investment Return
--------------------------------
  You may be unable to realize a return on your investment, or realize all or a portion of the value of shares purchased, unless we repurchase such shares or Roundy's is sold or liquidated. Although we may pay patronage dividends to stockholder-customers, we cannot assure you when or whether patronage dividends will be paid in the future because in any year we may not have sufficient net earnings from Roundy's cooperative business and consolidated net earnings to permit the payment of patronage dividends. Our only obligation to pay patronage dividends is imposed by Article V of our By-Laws, which may be amended or repealed at any time by our Board of Directors. Patronage dividends are paid on the basis of the amount of business each stockholder-customer does with Roundy's, and are not related to the number of shares of stock owned. We are not obligated to continue the practice of paying patronage dividends in the future. See "COOPERATIVE STATUS; PATRONAGE DIVIDENDS-Payment of Patronage Dividends" on page 26.

  No dividends (other than patronage dividends) have ever been paid, and we do not anticipate that they will be paid in the future. Therefore, if you own Class B common and are not a stockholder-customer, you cannot expect to receive any patronage or other dividends of any kind.

Limitations on Purchasers
-------------------------
  We are only making this offering to certain of our customers who are engaged in the operation of retail food stores primarily supplied by Roundy's, to our directors and certain key employees, and to the trustees of the Voting Trust. We are only offering Class A common (the only class having voting rights) to you if you are a stockholder-customer that has a new retail grocery store, and the amount you may purchase is limited since you are not permitted to own more than 100 shares for each of your retail grocery stores. The amount of Class B common we are offering to you is also limited pursuant to policies adopted by our Board of Directors (which policies may be changed at any time). See "THE OFFERING" beginning on page 11 and the stock issuance policy included as Exhibit E to this prospectus.

Limitations on Stockholders' Ability to Elect Directors
-------------------------------------------------------
  As of the date of this prospectus, all of our outstanding Class A common has been deposited in a Voting Trust. If you purchase Class A common, you will be requested, but not required, to deposit any Class A common you buy into the Voting Trust. Once deposited, shares of Class A common are subject to a limited right of withdrawal after they have been on deposit for five years. All of the currently outstanding shares of Class A common are held in the Voting Trust.

  The trustees of the Voting Trust are authorized to vote the shares held in the Voting Trust in their discretion for the election of a majority of our directors. With respect to the election of four "retailer directors" and on most other matters, the trustees must vote shares held in the Voting Trust as a block as directed by a vote of the holders of outstanding voting trust certificates. You will be entitled to one vote for each share of Class A common you deposit in the Voting Trust.

  The seven trustees of the Voting Trust, one of whom is also one of our directors, may be deemed to be in "control" of Roundy's or its subsidiaries. See "VOTING TRUST" beginning on page 32.

Lien on Shares
--------------
  We have a lien on all your Roundy's stock, whether currently outstanding or issued in the future, as security for the payment of any and all debts or obligations you may have to us. See "DESCRIPTION OF STOCK" beginning on page 28.

Cooperative Tax Status
----------------------
  Although we are a Wisconsin business corporation, we have historically operated as a cooperative and have reported our tax liability under tax rules applicable to corporations operating on a cooperative basis. Applicable laws, regulations, rulings and judicial interpretations do not precisely define a cooperative for income tax purposes. Although we have no reason to believe that our cooperative income tax status will be challenged, we cannot assure you that our cooperative status could not be challenged successfully by the Internal Revenue Service. If the IRS successfully challenged such status, we would incur a significant income tax liability. We are not obligated to continue to operate as a cooperative in the future. See "COOPERATIVE STATUS; PATRONAGE DIVIDENDS-Operation as a Cooperative" beginning on page 25.

Income Tax Liability for Patronage Dividends
--------------------------------------------
  For income tax reporting purposes, you must include the entire amount of any patronage dividends you receive (both the cash and non-cash portion) in your gross income. You must report any Class B common, which is part of the patronage dividend at its full stated dollar amount.

  Although we must pay you at least 20% of any patronage dividend in cash, this cash may not be sufficient to pay your tax liability on the entire patronage dividend you receive. See "COOPERATIVE STATUS; PATRONAGE DIVIDENDS-Payment of Patronage Dividends" beginning on page 26.

Competition
-----------
  The grocery industry, including the wholesale food distribution business, is characterized by intense competition and low profit margins. We compete with a number of local and regional grocery wholesalers and with a number of major businesses that market their products directly to retailers, including companies having greater assets and larger sales volume than we do. Our customers and our corporate stores also compete at the retail level with several chain store organizations which have integrated wholesale and retail operations, as well as national merchandise retailers who have expanded their stores to offer traditional grocery items.

                                 THE OFFERING
                                 ------------

  We offer Roundy's stock through our officers, directors and authorized employees. We have not authorized anyone else to offer you Roundy's stock or to give you information regarding this offering. No securities salespersons or dealers are or ever have been employed to sell Roundy's stock. Our officers, directors and employees will not receive any direct or indirect commission, bonus, or other separate compensation for sales of Roundy's stock.

  We are primarily concerned with attracting stockholders who can effectively use our services and whose trade with Roundy's will be mutually beneficial. This is why we limit the sale and issuance of our stock primarily to individuals, corporations or other entities engaged in the operation of retail food stores that purchase merchandise primarily from or through Roundy's. In addition, we may sell or issue stock from time to time in our discretion to our directors and key employees, as well as to the trustees of the Voting Trust.

  In this prospectus, we are offering Roundy's stock to stockholder-customers and to our directors, key employees and trustees of the Voting Trust.

  If you are or become a stockholder-customer, we are offering to sell you shares of Class A common under the conditions described below under "- Offer to Stockholder-Customers - Class A Common." Under certain circumstances, which are described below under "- Offer to Stockholder-Customers - Class B Common," we may also offer you shares of Class B common. You should read those sections carefully.

  If you are a director or key employee of Roundy's or a trustee of the Voting Trust, we may offer you shares of Class B common from time to time under the circumstances described below under "-Offer to Directors, Employees and Voting Trustees - Class B Common." You should read that section carefully.

  We have not authorized anyone to use this prospectus to offer or sell Roundy's stock to anyone other than present or future stockholder-customers and our directors, key employees and trustees of the Voting Trust.


Offer to Stockholder-Customers
------------------------------
  Class A Common. We are offering Class A common exclusively to present or future stockholder-customers; that is, individuals, partnerships and corporations engaged in the operation of retail food stores which are primarily supplied by Roundy's. You may not own any Class A common unless you own at least one retail grocery store.

  If you are or become a stockholder-customer, we are offering to sell you Class A common if you acquire one or more retail grocery stores primarily supplied by Roundy's or if Roundy's becomes the primary supplier of one or more stores that you already own. You will be required to purchase 100 shares of Class A common for each of your new retail grocery stores, and we will require that you continue to own exactly 100 shares of Class A common for each of your retail grocery stores for as long as you own the retail grocery store and Roundy's remains your primary supplier.

  If you dispose of one or more of your retail grocery stores or change its primary supplier to an entity other than Roundy's, you will be required to exchange the 100 shares of Class A common associated with that retail grocery store for an equal number of shares of Class B common. See " - Offer to Stockholder-Customers - Class B Common" below.

  We will request, but not require, that you deposit your shares of Class A common into the Voting Trust in exchange for voting trust certificates.
The Voting Trust provides you with the right to vote indirectly on the election of four "retailer directors" and on all other matters submitted to a vote of shareholders. The balance of our directors are elected by the trustees of the Voting Trust in their discretion. For more information, see "VOTING TRUST" beginning on page 32.

  Class B Common. If you are a stockholder-customer, we may offer Class B common to you, as follows:

- Purchase of Shares. You may purchase shares of Class B common during three "window" periods each year (consisting of the last two weeks of May, August and November, respectively). Pursuant to our stock issuance policy, the total number of shares that you may purchase in one year is limited to: (1) 15% of your buying deposit deficit for retail grocery stores with a buying deposit deficit, and (2) 5% of the buying deposit for retail grocery stores without a buying deposit deficit. However, if you are a new stockholder-customer, you may be entitled to purchase shares up to 30% of your buying deposit in each year until your initial buying deposit obligation is fulfilled. In addition, if your buying deposit deficit increases as a result of an expansion of your retail grocery store facilities, or your addition of new retail grocery stores, you may be entitled to purchase additional shares. For more information, see "THE COMPANY - Stockholder-Customers-Buying Deposits; Application of Deposited Funds" beginning on page 21, the current form of our buying deposit agreement attached to this prospectus as Exhibit B, and our current stock issuance policy attached to this prospectus as Exhibit E.

  If you choose, any funds you deposit with us to fulfill your buying deposit requirement may be allocated toward the payment of shares of Class B common for which you may subscribe (within applicable limits) during the three "window" periods.

- Patronage Dividends. You may receive shares of Class B common in payment of a portion of your patronage dividend, although there can be no assurance that Roundy's will pay patronage dividends. For more information about patronage dividends, see "COOPERATIVE STATUS; PATRONAGE DIVIDENDS - Payment of Patronage Dividends" beginning on page 26.

- Exchange of Class A Common. If you dispose of or cease operating one or more of your retail grocery stores or change its primary supplier, you will be required to exchange the 100 shares of your Class A common with respect to each such retail grocery store for an equal number of shares of Class B common. See "EXCHANGE OF CLASS A COMMON FOR CLASS B COMMON" on page 29.

Offer to Directors, Key Employees and Voting Trustees
-----------------------------------------------------
  Class A Common. If you are not a stockholder-customer, you are not entitled to purchase or own Class A Common.

  Class B Common. If you are one of our directors, key employees, or a trustee of the Voting Trust, we may offer shares of Class B common to you as follows:

- We will sell you shares of Class B common if you exercise any employee stock options we have previously granted to you.

- From time to time, in our discretion we may offer to sell you shares of Class B common.

For more information, see our stock issuance policy attached to this prospectus as Exhibit E.

Offering Price
--------------
  The offering price of each share of Class A common and Class B common is equal to the book value per share of our outstanding stock as of the close of the previous fiscal year, adjusted for subsequent stock dividends (except patronage dividends) and stock splits. We do not sell shares during any year until the book value at the end of the immediately preceding fiscal year has been determined.

  We assign the same value to each share of Class B common that is issued as a portion of a patronage dividend. For example, if a patronage dividend is declared in 2001 with respect to purchases from Roundy's during 2000, shares of Class B common distributed in 2001 as patronage dividends will be valued at the book value of outstanding shares determined as of the end of fiscal 2000.

- The book value of outstanding Roundy's stock (including both Class A common and Class B common) at the end of fiscal 2000 was $153.60 per share. Our By-Laws prohibit the payment of any patronage dividend for any year unless sufficient earnings have been retained to increase the book value of the outstanding Roundy's stock by 8% during that year. See "COOPERATIVE STATUS; PATRONAGE DIVIDENDS-Payment of Patronage Dividends" on page 26.

                                USE OF PROCEEDS
                                ---------------
  The proceeds we receive from the sale of the Roundy's stock offered in this prospectus will be added to our working capital and used for general working capital purposes. Such purposes include the purchase of merchandise for resale and the maintenance of adequate inventories of such merchandise. The proceeds may also be used for capital expenditures as required. Our principal source of working capital has been from borrowings, rather than from the proceeds of the sale of Roundy's stock, and we expect that this will continue to be true in the future.

                                CAPITALIZATION
                                --------------

     The following table sets forth the consolidated capitalization of Roundy's and our subsidiaries as of December 30, 2000:

                                                At December 30, 2000
                                            ---------------------------
                                                              To Be
                                                           Outstanding
                                                           If All Stock
                                                             Offered
                                             Outstanding    is Sold(1)
                                            -------------   -----------
TOTAL INDEBTEDNESS:
-------------------
Senior notes payable:
  9.00%, due 2002 to 2007............        $ 80,000,000  $ 80,000,000
Notes payable under revolving credit
  agreement, 9.02%, due 2007.........          61,000,000    61,000,000
Subordinated notes payable, 8.25%,
  due 2002 to 2005...................          33,150,000    33,150,000
Other debt...........................             252,400       252,400
                                             ------------  ------------
Total debt...........................        $174,402,400  $174,402,400
                                             ============  ============

Redeemable Common Stock(2)                   $ 10,147,700  $ 10,147,700
                                             ============  ============

STOCKHOLDERS' EQUITY:
---------------------
Common Stock:
Voting (Class A), $1.25 par value,
  60,000 shares authorized, 9,800
  issued and outstanding, 13,400
  as adjusted........................              12,200        16,800
Non-Voting (Class B), $1.25 par value,
  2,400,000 shares authorized,
  1,093,108 issued, 1,357,293 as
  adjusted...........................           1,366,400     1,696,600
                                             ------------  ------------
Total Common Stock...................           1,378,600     1,713,400
Patronage dividends payable in
  common stock(3)....................           3,475,000     3,475,000
Additional paid-in capital...........          42,661,200    83,458,200
Reinvested earnings..................         121,333,900   121,333,900
                                             ------------  ------------
                                              168,848,700   209,980,500
Less treasury stock, at cost(4)......          18,327,500    18,327,500
                                             ------------  ------------
                                             $150,521,200  $191,653,000
                                             ============  ============

(1) The column "To Be Outstanding" reflects the sale and issuance of shares of Roundy's Class A common and Class B common hereunder, although this offering is not underwritten and there is no assurance that any of such shares offered will be sold.

(2)  As of December 30, 2000, 66,066 shares were subject to redemption.

(3) Over the past several years, we have issued shares of Roundy's Class B common as a portion of our patronage dividends. See "COOPERATIVE STATUS; PATRONAGE DIVIDENDS" beginning on page 25.

(4)  As of December 30, 2000, 145,615 shares are classified as treasury shares.


                        SELECTED FINANCIAL INFORMATION

  The selected financial information for the five-year period ended December 30, 2000 should be read in conjunction with the Roundy's, Inc. and Subsidiaries Consolidated Financial Statements and notes thereto included elsewhere in this prospectus.

                                                                    Fiscal Year
                                              (amounts in thousands except per-share data and ratios)
                                             2000         1999         1998         1997         1996
                                          ----------   ---------    ----------   ----------   ---------
Net sales and service fees.............   $2,983,724   $2,717,216   $2,576,222   $2,610,697   $2,579,010
Earnings before patronage dividends
  and income taxes.....................       40,598       36,066       26,022       25,206       23,466
Patronage dividends....................        5,035        6,447        5,976        5,687        5,568
Earnings before income taxes...........       35,563       29,619       20,046       19,519       17,898
Net Earnings...........................       21,105       17,609       11,898       11,204       10,267
Total assets...........................      662,372      497,325      462,412      440,310      434,641
Long-term debt, less current maturities      166,565       48,564       73,298       83,458       93,615
Stockholders' equity(1)................      160,669      153,919      134,811      122,460      109,945
Book value per share...................       153.60       129.95       114.80       104.35        94.30
Current ratio..........................       1.13:1       1.25:1       1.38:1       1.39:1       1.42:1
Ratio of long-term debt to
  stockholders' equity.................       1.04:1       0.32:1       0.54:1       0.68:1       0.85:1

(1) Includes redeemable common stock. Also includes patronage dividends payable in Class B common of $3,475, $3,078, $4,060, $3,738 and $3,779 for 2000, 1999, 1998, 1997 and 1996, respectively.

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
              --------------------------------------------------
                     OPERATIONS AND FINANCIAL CONDITION
                     ----------------------------------

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------
  Management strongly believes that a key element in the continued success of the Company has been the importance which has been placed on its Strategic Plan. A central theme in the Plan is that "growth from acquisitions" is essential for the long-term success of the Company. In 2000, Roundy's completed a major step toward accomplishing this significant goal with its acquisitions of Mega Marts (17 retail stores) and Ultra Mart (7 retail stores).

  The successful acquisition and integration of these retail chains into Roundy's was a major factor in the Company being able to achieve another year of record sales and earnings. The competitive horizon has never been more intense with supercenters and chains developing stores throughout Roundy's markets. Further, the year 2000 also contained several consolidations within the supplier community. Because of the changing environment in which the Company must now compete, it became essential that Roundy's change the structure of the Company, and convert it from primarily a wholesale company to a company with a greater retail segment. The expanded retail ownership is important for Roundy's to maximize vendor funding and to realize the economic synergies available with a more significant corporate-owned retail store base.

  Key to the Company being able to make acquisitions was the availability of capital. Entering the current year, Roundy's had a strong cash position with over $68.0 million in cash and total debt of just over $73.0 million. This strong liquidity position provided financial flexibility allowing us to borrow additional funds and be opportunistic in terms of acquisitions.

  In March of 2000, the Company entered into a Credit Agreement with various lenders which allows the Company to borrow up to $250.0 million. The Company used this source of financing together with its cash reserves to fund the 2000 acquisitions and retire outstanding debt.

  As a result of the Company's equity structure, the use of borrowed capital and internally generated funds continue to be the primary methods for financing acquisitions and ongoing operations.

                                                2000                       1999
                                      ------------------------      ---------------------
                                                     (dollars in millions)
Long-term debt                        $166.5       50.9%            $ 48.6      24.0%
Stockholders' equity(1)                160.7       49.1%             153.9      76.0%
                                      ------       -----            ------      -----
Total capital                         $327.2      100.0%            $202.5     100.0%
                                      ======      ======            ======     ======

(1) Including redeemable common stock

  Cash flows provided by operating activities were $80.2 million in 2000 and $52.7 million in 1999, reflecting a positive trend for the Company.

  There were several factors that contributed to the favorable improvement from 1999 levels. The most notable was our Company's net earnings, which were tempered by a significant increase in depreciation and amortization - $30.7 million in 2000 compared to $18.8 million in 1999, and secondly, accounts payable, which increased $16.7 million in 2000 versus a $9.0 million increase in 1999. The increase in depreciation and amortization is the result of an increase in capital expenditures, combined with depreciation and goodwill amortization resulting from our acquisitions.

  Accounts payable is largely impacted by inventory levels and our equity in those levels. The primary reason for the $16.7 million increase in 2000 as compared to the $9.0 million increase in 1999 is our retail acquisitions, which resulted in improved equity in a $31 million increase in inventory. The Company continues to monitor its inventory levels, its inventory quality and its equity in inventory to ensure that it is in compliance with supplier terms and regulatory specifications. The Company's "equity in inventory" in 2000 improved 2.7%. Management continues to strive to improve average inventory turns, and its equity in inventory, thereby controlling the growth of inventory.

  Equally important is the need to control credit quality and credit levels. In 2000, accounts receivable declined $7.7 million compared to 1999, when it increased $9.6 million. The decline is noteworthy, in light of the 2.7% increase in wholesale sales in 2000 compared to a 3.9% increase in 1999 when accounts receivable also increased. Further, Roundy's "accounts receivable days outstanding" improved to 7.3 average days outstanding in 2000 versus 8.5 average days outstanding for 1999. With the continuing emphasis on monitoring receivables to ensure compliance with Company policies, Management believes the overall quality has also improved. This is reflected in the decrease in allowance for losses of $0.8 million in 2000 compared to an increase of $1.6 million in 1999.

  Total capital expenditures, net of insurance proceeds, were $37.7 million for 2000 and $35.9 million for 1999. Approximately one-third of the 2000 expenditures was expended to upgrade and remodel corporate-owned retail stores, one-fourth was expended at the wholesale level and the balance was primarily invested in systems and fleet. Management deemed it essential to continue to invest funds at this level to ensure that Roundy's can sustain its current level of growth and provide an uninterrupted level of service to its customers.

  As a result of its acquisitions, the Company increased its average outstanding debt. Average outstanding debt for 2000 was $161.9 million versus $81.7 million for 1999 and $91.9 million for 1998. On March 31, 2000, the Company entered into a Credit Agreement with various lenders which allows the company to borrow up to an aggregate amount of $250,000,000. The Credit Agreement provides for a $170,000,000 revolving loan commitment and an $80,000,000 term loan. The Company used proceeds from the Credit Agreement to retire debt outstanding of approximately $73.0 million and for the acquisitions of corporate retail stores. On December 30, 2000, $109.0 million was available to the Company under its revolving credit agreement. Roundy's long-term debt to equity ratio increased to 1.04:1 at the end of 2000 versus 0.32:1 in 1999 and 0.54:1 in 1998. The average interest rate applicable to borrowings during 2000 was approximately 8.9% and 7.7% in 1999 and 1998. In conjunction with the new Credit Agreement, the Company entered into a five-year interest rate swap agreement under which the Company pays a fixed rate of interest at 7.32% in exchange for a floating LIBOR rate. The end result is that the Company has fixed its rate of interest on $60 million of borrowings.

  The Company believes that its cash flow from operations together with other available sources of funds will be adequate to meet its financing requirements. In the event the Company makes significant future capital expenditures or acquisitions, such as the acquisition disclosed in Note 14 to the Consolidated Financial Statements, it may raise funds through additional borrowings.

RESULTS OF OPERATIONS
---------------------

NET SALES AND SERVICE FEES
--------------------------
  Net sales and service fees for 2000 were $267 million greater than 1999 and $408 million greater than 1998. The 9.8% increase in 2000 sales and fees can be attributed to strong wholesale sales aided by the acquisition of twenty-four corporate retail stores resulting in $196 million in net sales and service fees. In addition to these acquisitions, our retail group has increased its emphasis on perishables in its marketing programs, continued the commitment to the use of its "Frequent Shopper Card" and expanded our private label program to combat the growth of retail chains and supercenters in Roundy's markets.

  Net sales and service fees for 1999 were up approximately $141 million or 5.5% compared to 1998. This increase can be attributed to strong wholesale sales aided by the acquisition of seven corporate stores and a significant new customer which offset the large portion of business lost due to a 1998 fire which destroyed the Evansville, Indiana warehouse. The warehouse was rebuilt and became fully operational in January 1999 which enabled the Company to aggressively grow the business.

GROSS PROFITS
-------------
  Gross profits as a percentage of net sales and service fees for the year were 13.0% versus 9.8% for 1999 and 9.5% for 1998. The increase in gross profits was due mainly to the increase in retail stores owned by Roundy's. This segment of the business has a significantly higher gross profit level than wholesale. Retail sales represented 29.9% of total Roundy's sales and service fees in 2000 compared to 11.9% in 1999 and 11.0% in 1998. Wholesale gross profit levels continued to reflect the competitiveness of the industry remaining at 7.7% for 2000 and 1999 and 7.5% for 1998. With the continued growth of supercenters within Roundy's markets and the consolidation of retail chains, opportunities for significant increases in gross profits at the wholesale level are limited. The Company continues to keep price increases at minimum levels to ensure the competitiveness of the independent retailers it services. To help improve its gross profits, the Company has decided to acquire more retail stores, to protect its funding sources and grow its financial strength through this segment of the business.

OPERATING AND ADMINISTRATIVE EXPENSES
-------------------------------------
  Total operating and administrative expenses increased in 2000 to 11.4% of net sales and service fees compared to 8.6% in 1999 and 8.3% in 1998. The 2.8% increase over 1999 is primarily attributable to the growth in retail operations. In accordance with the Company's Strategic Plan to grow its corporate retail operations, Roundy's acquired twenty-four corporate stores during 2000. Retail operations have higher wages and operating costs as a percent of net sales and service fees. Accordingly, total 2000 retail operating costs were 156.2% greater than 1999 and 195.6% more than 1998. In contrast, wholesale operating costs were 3.3% less than 1999 and 4.1% more than 1998. The significant factors that tempered the modest decrease in wholesale operating expenses were the consolidation of the South Bend frozen food operations into Westville's new freezer and expanded perishable center, the implementation of a modern warehousing system in all facilities and the successful implementation of a new automated selection system in the larger distribution centers. To meet the ever-increasing growth of competition throughout its markets, the Company continues to emphasize cost containment and customer service, both at the retail and wholesale levels.

INTEREST EXPENSE
----------------
  Interest expense in 2000 increased $9.0 million from 1999 and decreased by $0.8 million in 1999 from 1998. This expense, as a percent to net sales and service fees, increased to 0.52% from 0.24% in 1999 and 0.28% in 1998. Substantially all of the increase in 2000 versus both 1999 and 1998 is due to increased debt levels to fund the Company's retail acquisitions.

TAXES
-----
  The effective income tax rates for 2000, 1999 and 1998 were 40.7%, 40.5% and 40.7%, respectively.

NET EARNINGS
------------
  Net earnings, as a percent of net sales and service fees, attained a record level at 0.71% compared to 0.65% for 1999 and 0.46% for 1998. The continued adherence to the fundamentals of the Company's Strategic Plan - acquisitions, cost containment and standardized systems continue to serve as the basis for the strong net earnings growth.


OTHER MATTERS
-------------
  The Company had been in negotiations with its insurance carrier since a fire destroyed its Evansville warehouse in 1998. In the fourth quarter of 1998, a settlement was reached on the claim for inventory lost in the fire. In 1999, settlements were also reached with the insurance carrier on the building and equipment claims, which resulted in a gain of $5.5 million, which is included in Other-net revenues.

  In 2000, the Company finalized its settlement with the insurance carrier for all outstanding claims which resulted in a $3.3 million gain. The gain was recorded in Other-net revenues.

MARKET RISK SENSITIVITY
-----------------------
  The Company is exposed to market risk relating to changes in interest rates. As disclosed in Note 5 to the Consolidated Financial Statements, the Company uses an interest rate swap to hedge its exposure to interest rate changes. Any change in the value of the swap would be significantly offset by an inverse change in the value of the underlying hedged items.

                                  THE COMPANY
                                  -----------
  Roundy's, Inc. was incorporated in 1952 under the Wisconsin Business Corporation Law. Our executive offices are located at 23000 Roundy Drive, Pewaukee, Wisconsin 53072, and our telephone number is (262) 953-7999.

General
-------
  We are engaged principally in the wholesale distribution of food and nonfood products to supermarkets and warehouse food stores located in Wisconsin, Illinois, Michigan, Indiana, Ohio, Kentucky, Missouri, Arkansas, New York, Oklahoma, Minnesota, Pennsylvania, Tennessee and West Virginia. At the end of fiscal 2000, we also owned and operated 37 retail warehouse food stores under the names "Pick 'n Save" or "Park & Save" and six conventional food stores under the names "Park & Shop" or "Orchard Foods." We offer our customers a complete line of nationally-known name brand merchandise, as well as a number of our own private and controlled labels. We currently service 792 grocery stores. We have entered into an agreement to acquire the Copps Corporation which operates 22 retail grocery stores. For additional information see "RECENT DEVELOPMENTS" on page 4.

  In addition to the distribution and sale of food and nonfood products, we provide specialized support services for our customers, including promotional merchandising and advertising programs, accounting and inventory control, store development and financing and assistance with other aspects of store management. We maintain a staff of trained retail counselors who advise and assist individual owners and managers with store operations.

Wholesale Food Distribution
---------------------------
  We distribute a broad range of food and nonfood products to our customers and to our corporate-owned food stores. We have seven product lines: dry grocery, frozen food, fresh produce, meat, dairy products, bakery goods and nonfood products. We have no long-term purchase commitments, and we do not believe that we are dependent upon any single source of supply. No source of supply accounted for more than 9% of our purchases in fiscal 2000.

  We sell brand name merchandise of unrelated manufacturers, including most nationally advertised brands. In addition, we sell numerous products under private and controlled labels, including but not limited to "Roundy's," "Old Time," "Shurfine" and "Buyers' Choice." Private label product sales accounted for $203,030,000, $182,855,000 and $173,339,000, of our sales during fiscal
2000, 1999 and 1998, respectively.

  We have historically operated on a cooperative basis with respect to our wholesale food distribution business. Our cooperative operations accounted for approximately 27%, 40% and 39% of the Company's consolidated net sales and service fees for fiscal 2000, 1999 and 1998, respectively. The balance of our sales were to independent grocers or through our corporate-owned stores.
At December 30, 2000, we had 54 stockholder-customers actively engaged in our retail business, operating a total of 98 retail grocery stores. Our cooperative wholesale food business is focused primarily in Wisconsin, where 95 of these grocery stores are located (3 in Illinois). We are not obligated to continue to operate on a cooperative basis in the future.

  Our primary marketing objective is to be the principal source of supply to both our stockholder-customers and other independent grocers. In 2000, we serviced 98 retail grocery stores operated by our stockholder-customers, 694 grocery stores operated by non-stockholders and 43 corporate-owned food stores. These stores are located in 14 states.

  Of our consolidated net sales and service fees in 2000, $478,885,700 (16.1%) was attributable to our five largest customers. Approximately 644 stores purchased less than $3,000,000 each from us in 2000. 138 customers owned more than one retail store, with one customer owning 36 retail food stores.

  We generally distribute our products by a fleet of 263 tractor cabs and 702 trailers. Some products are shipped direct from manufacturers to customer locations. Most customers order for their stores on a weekly basis and receive deliveries from one to seven days a week. Orders are generally transmitted directly to a warehouse computer center for prompt assembly and dispatch of shipments.

  We have retail counselors and merchandising specialists who serve our customers in a variety of ways, including the following:

 - analysis of and recommendation on store facilities and equipment;

 - development of programs and objectives for establishing efficient methods and procedures for receipt, handling, processing, checkout and other operations;

 - informing customers on latest industry trends;

 - assisting and dealing with training needs of customers; and

 - if the need arises, acting as liaison or problem solver between us and our customers.

  The retail counselors and specialists are assigned a specific geographic area and periodically visit each customer within their assigned area.

  We render statements to our customers on a weekly basis to coincide with regular delivery schedules. Our accounts of single storeowners are considered delinquent if not paid on the statement date. Accounts of multiple storeowners are considered delinquent if not paid within three days of the statement date. Accounts of our subsidiaries are considered delinquent if not paid within seven days of the statement date. The majority of accounts are collected via the Automated Clearing-House ("ACH") System. Delinquent accounts are charged interest at the rate of prime plus 5%, computed on a daily basis. During each of the past three fiscal years, our bad debt expense has been less than 0.1% of sales. The Company's bad debt (reduction)/expense was $(822,200), $1,596,100, and $2,189,300 in 2000, 1999 and 1998, respectively.

Corporate-Owned Food Stores
---------------------------
  We own and operate two types of corporate stores: high volume-limited service food stores, which are considered "warehouse" food stores, and conventional food stores.

 - The high volume-limited service warehouse stores are designated as "Pick 'n Save" or Park & Save" which generally offer, at discount prices, complete food and general merchandise lines to the customer, emphasizing higher demand items, with stores ranging from 33,000 to 131,000 square feet per store.

 - Conventional stores operated under the names "Park & Shop" or "Orchard Foods," generally emphasize full service to the customer at competitive prices. These stores range from 10,000 to 30,000 square feet.

  The number of stores operated by the Company at the end of its three most recent fiscal years, and their sales during these years, were as follows:


        Type of Store                               2000        1999        1998
----------------------------                     ---------   ---------    --------
Warehouse Food Stores......................       37         14           13
Conventional Retail grocery stores.........        6          9            6
Sales (in thousands).......................      $891,666    $323,857     $284,128

Employees
---------

  At December 30, 2000, we employed 1,262 full-time executive, administrative and clerical employees, 1,458 warehouse and processing employees and drivers, and 2,503 retail employees, as well as 3,848 part-time employees. Substantially all of our warehouse employees, drivers and retail employees are represented by unions, with contracts expiring in 2001 through 2003. We consider our employee relations to be normal. There have been no significant work stoppages during the last five years. Substantially all full-time employees are covered by group life, accident, and health and disability insurance.

Competition
-----------
  The grocery industry, including the wholesale food distribution business, is characterized by intense competition and low profit margins. Shifting market share among competitors is typical of the wholesale food business as competitors attempt to increase sales in any given market. In order to compete effectively, we must have the ability to meet rapidly fluctuating competitive market prices, provide a wide range of perishable and nonperishable products, make prompt and efficient delivery, and provide the related services which are required by modern supermarket operations.

  We compete with a number of local and regional grocery wholesalers and with a number of major businesses that market their products directly to retailers, including companies having greater assets and larger sales volume than we do. Our customers and our corporate-owned stores also compete at the retail level with several chain store organizations that have integrated wholesale and retail operations. Our competitors range from small local businesses to large national and international businesses. Our success is in large part dependent upon the ability of our independent retail customers to compete with larger grocery store chains.

  In the Milwaukee, Wisconsin area, our "Pick 'n Save" group, which consists of both independently-owned and corporate-owned stores, continues to be the market share leader with 53% of households in the Milwaukee metropolitan statistical area purchasing "most of their groceries" from "Pick 'n Save" as reported in the Milwaukee Journal Sentinel Consumer Analysis Survey taken in the Fall of 2000.

  In competing for customers, emphasis is placed on high quality and a wide assortment of products, low service fees and reliability of scheduled deliveries. We believe that the range and quality of other business services provided to retail grocery store customers by the wholesaler are increasingly important factors, and that success in the wholesale food industry is dependent upon the success of our customers who are also engaged in an intensely competitive, low profit margin industry.

Stockholder-Customers
---------------------
  Substantially all of Roundy's (but not its subsidiaries') customers are also Roundy's stockholders. We do not require that our stockholders buy merchandise exclusively from us; however, for a stockholder-customer to remain a holer of Class A common with respect to a particular retail grocery store, Roundy's (but not any of its subsidiaries) must be that retail grocery store's principal source of supply.

  Generally, we will stop selling to a stockholder-customer only when there has been nonpayment for merchandise delivered or indebtedness payable to us or the stockholder defaults in the payment of indebtedness that we have guaranteed. If this occurs, we will repurchase such person's stock, upon request, subject to the limitations described under "REPURCHASE OF SHARES" on page 30.

Buying Deposits; Application of Deposited Funds
-----------------------------------------------
  Each stockholder-customer is required to maintain a buying deposit for each retail grocery store it operates. In general the deposit must be in an amount equal to the greater of $20,000 or the estimated amount of purchases by the retail grocery store from Roundy's over a two week period; however, we reserve the right to increase the amount of the deposit required of any retail grocery store.

  This buying deposit requirement may be satisfied by either a cash deposit in the specified amount (bearing no interest), or the collateral pledge of Class A common and/or Class B common. In either case, a stockholder-customer may make its entire buying deposit by a payment in cash at the outset of its customer relationship, or it may fulfill part or all of its buying deposit requirement by means of weekly or monthly payments, in accordance with an amortization schedule forming a part of the buying deposit agreement between the stockholder -customer and Roundy's. The form of buying deposit agreement is attached to this prospectus as Exhibit B.

  If a stockholder-customer elects to fulfill its buying deposit requirements through periodic installment payments, the stockholder-customer may apply such deposited amounts toward the subscription price of shares of Class B Common in accordance with the limitations described under "THE OFFERING-Offer to Stockholder-Customers" beginning on page 11.

  Neither the execution of a buying deposit agreement, nor the deposit of funds by a stockholder-customer pursuant to a buying deposit agreement, will constitute an agreement of any kind that the stockholder-customer will purchase or that we will sell any shares of Roundy's stock. See "Stockholder-Customers" on page 21 and the form of buying deposit agreement included as Exhibit B to this prospectus.

  Stockholder-customers who have already satisfied their buying deposit requirements may also elect to subscribe for and purchase shares of Class B common, subject to the limitations described above under "THE OFFERING-Offer to Stockholder-Customers" beginning on page 11.

  Shares of Class B common issued as patronage dividends will be applied to satisfy (in whole or in part) the buying deposit deficit of stockholder-customers with a buying deposit deficit. If such stockholder-customer has elected to pay its buying deposit in periodic installments, those shares will be applied to such installments in the inverse order of their due dates.

  Lien on Shares. Our By-Laws provide that we have a lien against all out-standing Class A common and Class B common as security for the payment of any and all obligations of the holder to us. No shares of stock held by a stockholder-customer will be transferred on our books until all obligations of the stockholder-customer to us or any of our subsidiaries have been paid in full. To perfect our lien, we retain physical possession of all stock certificates and provide stockholders with photocopies. If, at the time of a repurchase of stock from a stockholder-customer, that person has an unpaid obligation to us, or to any of our subsidiaries, the amount of that obligation will be deducted from the proceeds payable upon the repurchase of that stock. For a description of other restrictions on transfer of stock contained in the Company's By-Laws, see "DESCRIPTION OF STOCK-Restrictions on Transfer" on page 29.

Customer Services
-----------------
  Customers are provided, and independent retailers are offered, a variety of services to help them maintain a competitive position within the retail grocery industry. These services include pricing services, ordering assistance, point-of-sale host-computer support, detailed reports of purchases, store engineering, retail accounting, group advertising, centralized bakery purchasing, merchandising, insurance, real estate services and retail training. The Company charges its customers for some of these services; however, the income generated by such charges is not material.

  We have maintained a continuous effort to assist qualified customers and independent retailers to remodel and expand existing retail locations and to develop new retail outlets. Our inventory and equipment loans receivable as of December 30, 2000 are summarized in the following table:

Inventory and Equipment Loans(1)
--------------------------------
Number of Loans                                79
Original Amount                       $22,240,600
Outstanding Balance as of
  December 30, 2000                   $10,457,600
Range of Interest Rates               Variable(2)
Range of Maturity Dates                2001-2011

(1) We have guaranteed customer leases amounting to $25,100 at December 30, 2000. This amount is not included in the table above.

(2) Variable rates based on our cost of borrowing.

  The Company has a lease program under which it may in its discretion lease store sites and equipment for sublease to qualified customers. This enables customers to compete with large grocery store chains for store sites at favorable rates. The Company presently has such real estate and equipment leases with lease terms from 2001 to 2023. Aggregate lease rentals received under this program were $23.3 million, $23.3 million, and $23.2 million in fiscal 2000, 1999 and 1998, respectively.

Real Estate
-----------
 Our principal executive offices are located in Pewaukee, Wisconsin on a 7-acre site, which we own. We conduct wholesale activities from the following warehouses (O = Owned and L = Leased):


                                                                   Approximate
Warehouse Location            Products Distributed                Square Footage
--------------------         -----------------------              --------------
Wauwatosa, Wisconsin         All product lines,                   745,000 (O)
(four facilities)            except nonfood products              242,000 (L)

Mazomanie, Wisconsin         Dry groceries and                    225,000 (L)
                             nonfood products

Westville, Indiana           All product lines,                   683,000 (O)
                             except nonfood products

Lima, Ohio                   All product lines,                   515,000 (O)
(two facilities)             except produce and                    94,000 (L)
                             nonfood products

Eldorado, Illinois           Dry groceries                        384,000 (O)

Evansville, Indiana          Frozen food, meat                    136,000 (O)
                             and dairy products

Van Wert, Ohio               Nonfood products                     115,000 (L)

Muskegon, Michigan           All product lines,                   215,000 (O)
                             except produce,
                             frozen food, and
                             nonfood products

  In addition to the above, as of December 30, 2000, the Company operates 43 retail grocery stores, ranging from 10,000 to 131,000 square feet. These facilities are primarily leased. As of the date of this prospectus, the Company owns and operates 41 retail grocery stores. We have entered into an agreement to acquire the Copps Corporation which operates 22 retail grocery stores. For additional information see "RECENT DEVELOPMENTS" on page 4.

  We believe our current properties are well maintained and, in general, are adequately sized to house existing operations.

Regulation
----------
  We are subject to regulation by the United States Food and Drug Admin-istration and to certain state and local health regulations in connection with the operations of our facilities and our wholesale food business. We have not been subject to any material actions brought under such regulations in the past five years.

Transportation
--------------
  Our transportation fleet for distribution operations as of December 30, 2000 consisted of 263 tractor cabs, 702 trailers and 10 straight delivery trucks. The fleet is primarily owned. In addition, we own 28 automobiles and 27 vans.

Computers
---------
  We own most of our computers and related peripheral equipment. The computers are used for inventory control, billing and all other general accounting purposes. We believe the computer systems are adequate for our operations.

Legal Proceedings
-----------------
  We are not involved in any material litigation as either a plaintiff or defendant, nor do we contemplate any other material litigation, nor, to the best of our knowledge, has any such litigation been threatened against us. Although we are involved in various claims and litigation arising in the normal course of business, we do not believe that the ultimate resolution of these actions will materially affect our consolidated financial statements.

                                  MANAGEMENT
                                  ----------
  The directors and executive officers of Roundy's are as follows:

                                         Position(s) Held with Roundy's
Name                         Age         And Business Experience
------------------------     ---         ------------------------------
Gerald F. Lestina            58          President and Chief Executive
                                         Officer since 1995; Director since
                                         1991 (term expires 2002)

Londell J. Behm              50          Vice President of Advertising since
                                         1987

Ralph D. Beketic             54          Vice President - Wholesale since
                                         1996; President of Milwaukee Division
                                         1993-1995

David C. Busch               52          Vice President of Administration
                                         since 1993

Gary L. Fryda                48          Vice President of Corporate Retail
                                         since 2000; President and Chief
                                         Executive Officer of Mega Marts,
                                         Inc. 1987-2000

Edward G. Kitz               47          Vice President, Secretary &
                                         Treasurer since 1995

Charles H. Kosmaler, Jr.     58          Vice President of Planning and
                                         Information Services since 1999;
                                         Vice President of Logistics and
                                         Planning 1993-1998

Debra A. Lawson              45          Vice President of Human Resources
                                         since 1997; Vice President
                                         Administration-Milwaukee Division
                                         1994-1996

John E. Paterson             53          Vice President-Distribution since
                                         1997; Vice President of Operations-
                                         Milwaukee Division 1993-1996

Robert D. Ranus              60          Vice President and Chief Financial
                                         Officer since 1987; Director since
                                         1987 (term expires 2003)

Michael J. Schmitt           52          Vice President-Sales and
                                         Development since 1995

Marion H. Sullivan           54          Vice President of Marketing since
                                         1989

Robert E. Bartels            63          Director since 1994 (term expires
                                         2003); President and Chief
                                         Executive Officer of Martin's Super
                                         Markets, Inc., South Bend, Indiana

Charles R. Bonson            54          Director since 1994 (term expires
                                         2003); President of Bonson's
                                         Foods, Inc., Eagle River, Wisconsin

Robert S. Gold               58          Director since 1998 (term expires
                                         2004); President and Stockholder of
                                         B.&H. Gold Corporation, Gold's
                                         Market, Inc., Gold's, Inc. and
                                         Gold's of Mequon, LLC in Brown Deer,
                                         Milwaukee, Grafton and Mequon,
                                         Wisconsin

Bronson J. Haase             57          Director since 2001 (term expires
                                         2004)

Henry Karbiner, Jr.          60          Director since 1999 (term expires
                                         2002); Chairman, President and
                                         Director of both Tri City National
                                         Bank and Tri City Bankshares
                                         Corporation, Oak Creek, Wisconsin

Patrick D. McAdams           51          Director since 1995 (term expires
                                         2004); General Manager and Treasurer
                                         of McAdams, Inc., Wales, Wisconsin

George E. Prescott           53          Director since 1999 (term expires
                                         2002); Chairman and Chief Executive
                                         Officer of Prescott's Supermarkets,
                                         Inc., West Bend, Wisconsin

Gary R. Sarner               54          Director since 1997 (term expires
                                         2004); Chairman and Chief Executive
                                         Officer, Total Logistic Control,
                                         LLC since 1996; President and Chief
                                         Operating Officer, Christiana
                                         Companies, Inc. 1992-1997

  Our directors are elected by Class A common stockholders and generally serve staggered three-year terms; approximately one-third of the board of directors is elected annually. There are currently ten members of the board, two of whom are currently executive officers (Messrs. Lestina and Ranus) and four of whom must be "retailer directors" (currently, Messrs. Bonson, Gold, McAdams and Prescott).

  The retailer directors are elected according to the terms of the Voting Trust which provides that the trustees will vote to elect stockholder-customers chosen by a plurality vote of the voting trust certificate holders to serve a three-year terms as director. One retailer director is elected each year and two are elected every third year. See "VOTING TRUST" beginning on page 32.

                    COOPERATIVE STATUS; PATRONAGE DIVIDENDS
                    ---------------------------------------

Operation as a Cooperative
--------------------------
  We have historically operated our food wholesale business (but not that of our subsidiaries) on a cooperative basis, and therefore determined our federal income tax liability under Subchapter T of the Internal Revenue Code, which governs the taxation of corporations operating on a cooperative basis.
In general under Subchapter T, for a corporation to be taxed as a cooperative, a substantial majority of the voting securities of the corporation must be owned by its members or customers and each such customer's voting power must be equal, or nearly equal, to that of every other customer. Our capital structure, including the restrictions on stock ownership, was created to conform to these two requirements. For additional information, see "DESCRIPTION OF STOCK" beginning on page 28 and "VOTING TRUST" beginning on page 32.

  As of the date of this prospectus, all of our outstanding Class A common is owned by our stockholder-customers who own 98 retail grocery stores serviced by Roundy's. Stockholder-customers, who own approximately 65% of the combined total of Class A common and Class B common, may receive patronage dividends from us based on our sales to such stockholder-customers.

  Our subsidiaries do not operate as cooperatives. The customers serviced by our subsidiaries are independent grocers, operating 694 grocery stores as of December 30, 2000. They do not own any Class A common and do not receive patronage dividends.

  Under Subchapter T of the Internal Revenue Code, we deduct patronage dividends in determining our taxable income. The patronage dividends (including the value of the Class B common) are taxable to the stockholder-customers for income tax purposes, when received.

  We are required to continue to operate on a cooperative basis or pay patronage dividends and our operation as a cooperative, as well as our practice of paying patronage dividends, could be terminated at any time by our Board of Directors.

  The applicable laws, regulations, rulings and judicial decisions affecting the determination of whether a corporation is operating on a cooperative basis for federal income tax purposes are subject to interpretation. Although we believe that Roundy's qualifies as a cooperative for such purposes, we have not obtained, and do not intend to seek a ruling or other assurance from the Internal Revenue Service that this is the case. If the IRS were to challenge our cooperative status, and if we were unsuccessful in defending such status, we could incur a federal income tax liability with respect to patronage dividends previously paid to stockholder-customers during the tax years in question and taken as tax deductions by us.

  The preceding discussion is only a summary of the most significant aspects of the taxation of cooperatives under the Internal Revenue Code, based on our understanding, and should not be construed as tax advice to any individual stockholder. You should consult with your own tax advisor for individual tax advice.

Payment of Patronage Dividends
------------------------------
  The patronage dividends we pay, if any, are determined on the basis of qualifying sales by Roundy's to stockholder-customers. The amount distributed to any stockholder-customer is therefore based on that customer's volume of purchases from Roundy's and not its stock holdings.

Minimum Increase in Book Value
------------------------------
  Article V of our By-Laws governs the payment of patronage dividends to stockholder-customers. Under Article V, we are required to pay patronage dividends out of the earnings from the business that Roundy's does with stockholder-customers in any fiscal year ("patronage earnings"). The amount of the patronage dividend for any year is the lesser of (1)patronage earnings, or (2)an amount which will reduce our net earnings (on a Company-wide basis) to an amount that will cause the book value of the outstanding Roundy's stock as of the close of such year to increase by 8% from the book value at the close of the prior year.

  For example, book value at December 30, 2000 was $153.60 per share. No patronage dividends may be paid for 2001 unless at least $12.29 (8% of $153.60) per share is added to such book value as of the close of fiscal 2001. Any increase in book value over $12.29 that is attributable to patronage earnings must be distributed in the form of patronage dividends to the extent permitted by the Internal Revenue Code. Based upon the number of shares outstanding at December 30, 2000, we must retain earnings of $12,575,100 in 2001 before patronage dividends may be paid in 2002.

  Income from the operations of our subsidiaries and other income (from sources such as investments in securities and the sale or exchange of capital assets) are not patronage earnings and therefore may not be distributed as patronage dividends. Consequently, the actual increase in book value from year to year (after we pay patronage dividends) may be more than the stated growth percentage in any year.

  The following table shows increases in book value of Roundy's outstanding stock for the last three fiscal years. The percentage increase in book value required under Article V of the By-Laws before patronage dividends that is paid may be changed by the Board of Directors at any time.

                                2000   1999   1998
                               --------------------
Increase in book value
  per share                     18.2%  13.2%  10.0%

Minimum increase required
  by By-Laws                     8.0%   8.0%   8.0%

Composition of Patronage Dividends
----------------------------------
  If there are sufficient patronage earnings in any fiscal year to enable us to pay patronage dividends for that year, we will pay them during the subsequent fiscal year. We must pay at least 20% of the patronage dividend in cash, but may pay a greater percentage in cash depending on our cash needs at the time and the requirements of our credit agreements. During the last three fiscal years, most shareholders were paid their Patronage Dividend 70% in stock and 30% in cash.

  In each year that we pay patronage dividends, the board determines the percentage to be paid in cash and in Class B common. These percentages are applied to the dollar amounts determined as the patronage dividend and the number of shares of Class B common to be distributed to each stockholder-customer is determined based on the book value of such shares as of the end of the last fiscal year.

  Stockholder-customers who purchase more merchandise from Roundy's will be entitled to larger patronage dividends than others. They also may have a greater equity interest in Roundy's because they may own more Class B common. However, their voting power will not increase proportionally because each stockholder-customer is permitted to hold only 100 shares of Class A common for each retail grocery store it operates, and the shares of Class B common that are available for purchase and that are distributed as patronage dividends are non-voting shares. (See "DESCRIPTION OF STOCK" and "VOTING TRUST" on pages 28 and 32, respectively.)

  The following table shows the total amount of patronage dividends paid to stockholder-customers with respect to purchases during the last three fiscal years, the amount paid in cash and the number of shares of Class B common issued:


                                2000        1999        1998
                             ------------------------------------
Total Dividend              $5,035,300   $6,446,900   $5,975,700
Amount in Cash              $1,592,000   $3,403,500   $1,997,200
Number of Shares                22,417       23,420       34,656

Taxation of the Receipt of Patronage Dividends
----------------------------------------------
  Under the Internal Revenue Code, if we pay at least 20% of the total patronage dividend in cash and the balance in Class B common, then we may deduct the total patronage dividend in determining our taxable income. We are permitted to do this only if you consent to include the full stated dollar amount of the Class B common and the cash you receive as income on your tax return for the year in which you receive it.

  Your consent to include the full stated dollar amount of the patronage dividend as income on your tax return can take the form of (1)a written consent which you either signed (or will be required to sign) before you became (or become) a stockholder-customer, or (2)your purchase of stock
(or your election to remain a stockholder) after receiving written notice and a copy of the provision of our By-Laws that states that a person becoming or remaining a stockholder of Roundy's shall be deemed to have given the requisite consent.

  Although we are required to pay a minimum of 20% of the annual patronage dividend in cash, the cash portion, whether it is 20% or more, may be insufficient, depending upon the income tax bracket of each recipient, to provide funds for the full payment of the federal income tax liability incurred by the recipient with respect to such patronage dividends.

Other
-----
  Although it has not been our practice to do so, Article V of the By-Laws permits us, in our sole discretion, to pay patronage dividends to Roundy's customers (but not to customers of any of our subsidiaries) who are not stockholder-customers because Roundy's is not their primary supplier. Persons who are not current customers of Roundy's, such as customers of our subsidiaries, former customers, or our directors, employees and trustees of the Voting Trust, are not entitled to receive patronage dividends. No patronage dividends have been paid to non-stockholder customers in the last four years; however, if we were to pay patronage dividends to any non-stockholder-customers in the future, computation of the amount of patronage dividends payable to stockholder-customers in that year would be made after the determination of patronage dividends payable to such non-stockholder-customers.

  We cannot assure you that patronage dividends will be paid in the future, or, if paid, the amount or form of payment thereof. We are under no obligation to pay patronage dividends except to the extent provided by Article V of our By-Laws. This By-Law provision is subject to modification or repeal at any time by our Board of Directors. A copy of Article V of the By-Laws, as amended, is included as Exhibit C for your reference.

                             DESCRIPTION OF STOCK
                             --------------------

Authorized Shares
-----------------
  Under our Articles of Incorporation we are authorized to issue up to 60,000 shares of Class A common, $1.25 par value, and up to 2,400,000 shares of Class B common, $1.25 par value. As of the date of this prospectus, there are 9,800 shares of Class A common issued and outstanding and 1,033,685 shares of Class B common issued and outstanding.

Voting Rights
-------------
  Holders of Class A common are entitled to one vote for each share held, on all matters which are submitted to a vote of stockholders. Stockholders are not entitled to cumulative voting rights. As of the date of this prospectus, all of the outstanding shares of Class A common were owned of record by the trustees of the Voting Trust. Shares deposited in the Voting Trust will be voted in the manner provided in the voting trust agreement. See "VOTING TRUST" beginning on page 32.

  Except as otherwise required by law, holders of Class B common are not entitled to vote on any matter submitted to a vote of the stockholders.
The Wisconsin Statutes provide that the holders of the outstanding shares of a class of stock must be entitled to vote as a class upon any proposed merger, share exchange, sale of all or substantially all assets of a company or any amendment to the articles of incorporation which would, in either case, alter the rights, preferences, or relative status of the shares in any of a number of specified ways. These are the only circumstances in which holders of Class B common are entitled to vote as stockholders.

Dividend Rights
---------------
  Holders of Class A common and Class B common are entitled to such dividends as may be declared by the Board of Directors. However, Roundy's does not expect to pay any dividends in the foreseeable future other than patronage dividends as described under "COOPERATIVE STATUS; PATRONAGE DIVIDENDS-Payment of Patronage Dividends" on page 26. Stockholders who are not customers of Roundy's are not entitled to receive patronage dividends.

Liquidation Rights
------------------
  In the event of the voluntary or involuntary liquidation of Roundy's, the holders of Class A common and Class B common will be entitled to share ratably in our remaining assets after payment of all our liabilities.

Repurchase of Shares
--------------------
  Subject to certain limitations, we are obligated to repurchase stock upon written request from stockholders who have terminated or substantially reduced their customer or employee relationships with us. We may, but are not obligated to, repurchase shares held by other stockholders, including current stockholder-customers. See "REPURCHASE OF SHARES" beginning of page 30.

Restrictions on Transfer
------------------------
  Our Articles of Incorporation provide that no shares of Class A common or Class B common may be transferred for any purpose (including, but not limited to, sales, gifts, testate or intestate inheritance or pledge) unless and until
(1)such transfer has received our prior written consent, or (2)we have agreed in writing to repurchase such shares and have failed to satisfy such obligation.

  The certificates representing Class A and Class B common bear a legend setting forth the foregoing limitations on the resale of such shares.

Other Restrictions and Rights
-----------------------------
  The Class A common and Class B common, the full consideration for which has been paid, will not be subject to any further calls or assessments by us. However, Section 180.0622(2)(b) of the Wisconsin Statutes imposes personal liability on stockholders in an amount equal to the par value of their respective shares (or in an amount equal to the consideration paid for such shares in the case of no-par value stock) for all debts owing to our employees for services performed for us, not exceeding six months' service in any one case. A Wisconsin court has interpreted "par value" for purposes of this statute as the "subscription price paid for the stock."

  We have a first lien upon any shares of our stock held by any stockholder for the amount of any indebtedness owed to us by such stockholder. To perfect our lien, we retain physical possession of all stock certificates and provide stockholders with photocopies. In addition to the other limitations on transfer, no sale or transfer of any such stock shall be made until all indebtedness to us has been paid in full. If, at the time of a repurchase of stock from a stockholder-customer, that person has an unpaid obligation to us, or to any of our subsidiaries, the amount of that obligation will be deducted from the proceeds payable upon the repurchase of that stock.

Transfer Agent
--------------
  We act as our own transfer agent for our Class A and Class B common.

Reports to Stockholders
-----------------------
  We will furnish annual reports to our stockholders within 120 days after the end of each fiscal year. Our annual report will include financial statements for the latest fiscal year audited by independent certified public accountants.

                 EXCHANGE OF CLASS A COMMON FOR CLASS B COMMON
                 ---------------------------------------------

  If a stockholder-customer disposes of or ceases to operate one or more of its retail grocery stores or changes its primary supplier to an entity other than Roundy's, our By-Laws require the stockholder-customer to exchange its 100 shares of Class A common associated with such retail grocery stores for an equal number of shares of Class B common. We impose this requirement to comply with the Internal Revenue Code and regulations governing federal income taxation of corporations operating on a cooperative basis. See "COOPERATIVE STATUS; PATRONAGE DIVIDENDS-Operation as a Cooperative" beginning on page 25.

  This exchange of Class A common for Class B common will be tax-free to the stockholder-customer and to Roundy's.

  Shares of Class A common will be automatically deemed to have been surrendered for exchange when a stockholder-customer disposes of or ceases to operate one or more of its retail grocery stores or changes its primary supplier to an entity other than Roundy's.

  Any stockholder-customer who fails to actually surrender its Class A common for Class B common within 90 days following the termination of its customer relationship with Roundy's will not be eligible for repurchase of shares under the stock redemption policy and will not be eligible to receive patronage dividends until such shares have been surrendered. For more information, see "REPURCHASE OF SHARES" below.

                              REPURCHASE OF SHARES
                              --------------------

  The following description of our stock redemption policy is necessarily selective and is qualified in its entirety by the full text of the stock redemption policy which is attached to this prospectus as Exhibit D.

General
-------
  Our Articles of Incorporation provide that we may repurchase or redeem shares of Roundy's stock, without the consent of our stockholders, on terms that the board deems appropriate subject to applicable Wisconsin law. The board has adopted a stock redemption policy, which sets forth certain conditions under which we will repurchase or redeem our stock. Our current stock redemption policy is included as Exhibit D to this prospectus.

  Other than under the stock redemption policy in effect at the time, we have no obligation to repurchase any of our stock. Our stock redemption policy may be amended or rescinded at any time by our board, except that no amendment or rescission may reduce the price payable for shares that have been properly tendered for redemption prior to the date of such amendment or rescission. Any changes to our stock redemption policy could have a material adverse effect upon a stockholder's right to require us to repurchase its shares of Roundy's stock, and could cause stockholders to be unable to dispose of their shares for an indefinite period of time.

Timing of Repurchases
---------------------
  The stock redemption policy provides that we will repurchase shares of stock following a request by the stockholder or his or her legal representative made during one of three "window periods" (the last two weeks of May, August and November of each year) if our customer or employee relationship with the stockholder has been terminated as follows:

 - A customer's relationship with us is considered terminated when one of its retail food stores either ceases to be principally supplied by Roundy's or ceases to be owned or operated by the stockholder.

 - An employee's relationship with us is considered terminated when the stockholder's employment relationship with us is terminated for any reason.

  Under our current stock redemption policy, we are not required to repurchase stock held by any stockholder that continues to own a retail grocery store or be employed by us.

  We are required to promptly acknowledge in writing the receipt of a repurchase request. Once we have done so, the request becomes irrevocable except with the written consent of our Board of Directors.

  If a stockholder makes a proper repurchase request, we must repurchase one-fifth (20%) of the shares subject to the repurchase request on each of the first through fifth anniversaries of the repurchase request date. Each of these anniversaries is known as a "redemption target date." Our obligation is subject to certain limitations, which are discussed below under "Limitations on Repurchase Obligation."

  Notwithstanding the foregoing, if our customer or employee relationship with the stockholder is terminated as a result of the death of the stockholder, his or her estate may elect (by written notice to Roundy's within 180 days after his or her death) to have up to the first $50,000 in value of stock repurchased on an accelerated basis within 180 days after we receive written notice of such election.

Repurchase Price
----------------
  The repurchase price for the shares under our current stock redemption policy is the book value of such shares as of the end of the fiscal year preceding the actual date of repurchase, as adjusted for subsequent stock splits and stock dividends. Because the repurchase price will fluctuate based on changes in book value from year to year, the repurchase price payable for any 20% annual increment may vary. There is no assurance that book value will increase from one year to the next and it may decline.

  For example, a stockholder who made a proper repurchase request for 800 shares on May 25, 1996 would have had his shares repurchased as follows:

 - 160 shares (20%) on May 25, 1997 for $94.30 per share (book value at the end of fiscal 1996),

 - 160 shares (20%) on May 25, 1998 for $104.35 per share (book value at the end of fiscal 1997),

 - 160 shares (20%) on May 25, 1999 for $114.80 per share (book value at the end of fiscal 1998),

 - 160 shares (20%) on May 25, 2000 for $129.95 per share (book value at the end of fiscal 1999), and

 - 160 shares (20%) on May 25, 2001 for $153.60 per share (book value at the end of fiscal 2000).

Limitations on Repurchase Obligation
------------------------------------
  Our obligation to repurchase shares under the stock redemption policy is subject to any limitations on repurchases that may be contained in any of our present or future lending or other agreements. These contract limits generally consist of convenants and restrictions of a type frequently encountered in similar transactions, such as stockholders' equity-to-capital ratios, debt-to-capital ratios, liability-to-net worth ratios and maintenance of certain amounts of working capital and stockholders' equity. These contract limits change from time to time.

  In the event the contract limits prevent us from repurchasing shares which are the subject of a repurchase request during a given period of time, or if required repurchases are delayed for any other reason, repurchases will be resumed promptly after such suspension period is over. Repurchases will then be made in the order of the redemption target dates that fell during the suspension period, regardless of the dates the repurchase requests were received. Such suspended repurchases will be prior to redemption's becoming due on any subsequent redemption target dates.

  Notwithstanding these limitations, stock having a repurchase price of $50,000 or less may be repurchased on an accelerated basis in our sole discretion in cases of demonstrated hardship.

  Any stockholder-customer who fails to surrender its Class A common for Class B common within 90 days following the termination of its customer relationship with Roundy's is not eligible for repurchase of shares under the stock redemption policy. For more information, see "EXCHANGES OF CLASS A COMMON FOR CLASS B COMMON" beginning on page 29.

  The right to have stock redeemed under the stock redemption policy is not available to any person who, at the time of such repurchase, is asserting a challenge to the authority of our board of directors to have adopted any prior, then-current, or pending redemption policy or is then asserting a challenge to the enforceability or validity of our interpretation or application of any provision of our then-current or any prior stock redemption policy.

Non-Policy Redemptions
----------------------
  Regardless of the stock redemption policy, we may repurchase or redeem stock on any other terms or under such other circumstances as the board deems appropriate, all without the consent or approval of the other stockholders. For example, the board may authorize an accelerated repurchase for hardship purposes on terms different from those provided for in the stock redemption policy. The fact that we may redeem the stock of any stockholder on terms other than those contained in then-current stock redemption policy does not give any other stockholders the right to such redemption and does not mean that the stock redemption policy has been amended.

Effect of Repurchase Request
----------------------------
  Each share that is subject to a repurchase request continues to be outstanding for all purposes until it is actually repurchased.

Pending and Future Redemptions
------------------------------
  Based upon repurchase requests we had received prior to the end of fiscal 2000, we expect to repurchase 20,412 shares of Class B common in 2001 at $153.60 per share (book value at December 30, 2000), for a total repurchase obligation of $3,135,300. In addition, based upon these requests (assuming the stock redemption policy remains unchanged), we presently expect to repurchase 19,047 shares in 2002, 15,449 shares in 2003, 7,852 shares in 2004, and 3,306 shares in 2005, at the repurchase prices applicable in those years. These figures do not take into account any requests for accelerated repurchase which we received since December 30, 2000, or which we may receive in the future, from an estate of a deceased shareholder, or any non-policy redemptions we may effect in the future.

  The number of shares of Class B common subject to repurchase in years after 2001 may change based upon receipt of additional repurchase requests after December 30, 2000, or if we should exercise our discretion to redeem stock other than on the terms prescribed by the stock redemption policy, as discussed above.

                                 VOTING TRUST
                                 ------------

  Purchasers of Class A common are requested, but not required, to deposit such shares in the Roundy's, Inc. Voting Trust. This request is made only by means of a separate prospectus relating to the voting trust certificates.

  The Voting Trust was originally established in August 1971 as the successor to an initial voting trust created at the time Roundy's was incorporated. It was most recently amended in 1995. The Voting Trust has an indefinite term, although it may be terminated upon the vote of the voting trust certificate holders as provided therein. The main purpose for the establishment of the Voting Trust, and its predessor, was to insure the stability of management necessary to obtain long-term warehouse and other financing. As of the date of this prospectus, all outstanding shares of Class A common have been deposited in the Voting Trust.

  Stockholders depositing shares of Class A common in the Voting Trust will receive voting trust certificates evidencing beneficial ownership of the number of shares deposited. Such certificates are not negotiable or transferable.

  The voting trust agreement authorizes the trustees to vote all shares deposited in the Voting Trust, in their discretion, for the election of all but four of the ten members of the Board of Directors. On other matters submitted to a vote of shareholders (including the election of the four "retailer directors"), the trustees are required to vote the shares deposited in the Voting Trust as a block as directed by a vote of the holders of outstanding voting trust certificates (with each share of Class A common in the Voting Trust entitling the depositor thereof to one vote).

  With respect to the election of the four retailer directors to be elected by the voting trust certificate holders (one in each year and two every third year), the candidate receiving the greatest number of votes from among the voting trust certificate holders will receive the votes represented by all of the shares held in the Voting Trust. On all other matters submitted to a vote of the voting trust certificate holders, the shares of Class A common held in the Voting Trust will be voted as a block directed by a majority of the voting trust certificate holders (except that, with respect to certain fundamental matters submitted to a vote of stockholders, including the merger of Roundy's, liquidation or sale of all our assets, the requisite approval is increased to a two-thirds majority of voting trust certificate holders unless such action has been recommended by our board of directors).

  The Wisconsin Statutes provide shareholders of Wisconsin business corporations, such as Roundy's, with the right to dissent from certain corporate actions (for example, a merger, consolidation, certain amendments to the Articles of Incorporation, and certain other specified corporate transactions) and receive "fair value" for their shares in lieu of any other consideration offered for such shares in connection with the proposed transaction or action. These rights are called "dissenters' rights." Although the shares of Class A common are held of record by the trustees of the Voting Trust, the voting trust agreement specifies that voting trust certificate holders are entitled to exercise any dissenter's rights which arise from a proposed corporate action or transaction on our part, and the voting trust agreement specifies the procedure for a voting trust certificate holder to notify the trustees of his, her or its intention to exercise such dissenters' rights.

  The voting trust agreement provides further that: (1) in the event the Voting Trust is terminated upon the effectiveness of such corporate action or transaction on our part, then shares of Class A common shall be distributed to the voting trust certificate holder, who shall thereafter be responsible for complying with the appropriate statutory procedures for obtaining "fair value" for such shares, and (2) that, if the Voting Trust is not terminated upon the effectiveness of such corporate action or transaction on our part, then a voting trust certificate holder who has notified the trustees of his, her or its intention to exercise dissenters' rights shall be deemed to have withdrawn such shares from the Voting Trust and such shares will be distributed to such dissenting shareholder in accordance with the voting trust agreement.

  A meeting of voting trust certificate holders is held prior to each meeting of stockholders for the purpose of presenting to the certificate holders the matters to be voted upon at the stockholders' meeting. The format of the voting trust certificate holders' meeting follows that of a customary meeting of stockholders with respect to notice and the opportunity to vote in person or proxy.

  Persons holding certificates issued with respect to shares deposited in the Voting Trust (as amended and restated) prior to September 16, 1983 who agreed to the amended and restated voting trust agreement prior to December 17, 1983, have an annual right to withdraw such shares from the Voting Trust. All other voting trust certificate holders must wait until their shares of Class A common have been on deposit for five full years before becoming entitled to withdrawal rights. No more than one-third of the total number of shares of Class A common outstanding may be withdrawn in any single calendar year. The trustees give notice of this right of withdrawal to each person entitled to withdraw shares on or before January 31 of each year, and any withdrawals must take place during the months of February or March.

  All cash dividends received by the Voting Trust on the shares of Class A common deposited in the Voting Trust will be paid to the voting trust certificate holders. Any stock dividends payable in Class A common will be retained by the trustees and a like number of additional voting trust certificates will be issued to the depositors. In the event of a liquidation of Roundy's, all money or property received by the trustees with respect to the stock deposited in the Voting Trust will be distributed among the depositors in proportion to their respective stock interests in the Voting Trust.

  The voting trust agreement provides that there will be seven trustees, consisting of the following:

 -Two "officer voting trustees," who are officers of Roundy's. The term of an officer voting trustee is determined by the Board of Directors, except that an officer voting trustee automatically ceases to be a trustee upon ceasing to be an officer of Roundy's. The current officer voting trustees are Gerald F. Lestina and Edward G. Kitz. For information concerning Mr. Lestina and Mr. Kitz, see "MANAGEMENT" beginning on page 24;

 -Two "independent voting trustees" who have executive business management experience and must be independent from the management and stockholders of Roundy's. Independent voting trustees serve five-year terms. The current independent voting trustees are Michael W. Copps, Chairman, Chief Executive Officer and Director of The Copps Corporation, and Robert R. Spitzer, President Emeritus of the Milwaukee School of Engineering; and

 -Three "retailer voting trustees" who are stockholder-customers but may not be directors of Roundy's. Retailer voting trustees serve five-year terms. The current retailer voting trustees are Victor C. Burnstad, President and stockholder of Burnstad Bros., Inc., David J. Spiegelhoff, Vice President of Spiegelhoff's Super Food Market, Inc., and Gary N. Gundlach, owner of
  Pick 'n Save retail grocery stores in Columbus, DeForest, Fort Atkinson, McFarland, Stoughton, Sun Prairie and Madison, Wisconsin.

  Upon the completion of a voting trustee's term, or if a trustee ceases to be a trustee for any other reason, successor trustees are appointed by majority vote of the remaining trustees.

  The Voting Trust may be deemed to be an "affiliate" of Roundy's or our subsidiaries, and the trustees of the Voting Trust, as a group, may be considered to be "parents" of Roundy's, as these terms are defined in the Securities Act of 1933, as amended, and the regulations thereunder.

                                 LEGAL MATTERS
                                 -------------

  The legality of the Class A common and Class B common we are offering in this prospectus has been passed upon by Whyte Hirschboeck Dudek S.C., 111 East Wisconsin Avenue, Suite 2100, Milwaukee, Wisconsin 53202.

                                    EXPERTS
                                    -------

  The consolidated financial statements of Roundy's, Inc. and subsidiaries and the related consolidated financial statement schedule as of December 30, 2000 and January 1, 2000, and for each of the three years in the period ended December 30, 2000, included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                INDEMNIFICATION
                                ---------------

  In our By-Laws, we have established a policy indemnifying our officers and directors for liabilities and expenses arising out of their actions in their capacities as officers and directors. This would include indemnification for certain liabilities on the part of officers and directors under the Securities Act. It is the public policy of the State of Wisconsin, as expressed in Section 180.0859 of the Wisconsin Business Corporation Law, to require or permit indemnification against claims arising under federal law and state securities laws.

  However, insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                         INDEX TO FINANCIAL STATEMENTS
                         -----------------------------

Roundy's, Inc. and Subsidiaries Audited Consolidated Financial Statements:

                                                                Page
                                                                ----
Independent Auditors' Report.................................    F-2

Statements of Consolidated Earnings for each of the
  three years in the period ended December 30, 2000..........    F-3

Consolidated Balance Sheets at December 30, 2000 and
  January 1, 2000............................................    F-4

Statements of Consolidated Stockholders' Equity for each
  of the three years in the period ended December 30, 2000...    F-6

Statements of Consolidated Cash Flows for each of the
  three years in the period ended December 30, 2000..........    F-7

Notes to Consolidated Financial Statements...................    F-8

Independent Auditors' Report
----------------------------

To the Stockholders and Directors of Roundy's, Inc:

We have audited the accompanying consolidated balance sheets of Roundy's, Inc. and subsidiaries as of December 30, 2000 and January 1, 2000, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Roundy's Inc. and subsidiaries at December 30, 2000 and January 1, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
February 20, 2001                     F-2

                           STATEMENTS OF CONSOLIDATED EARNINGS
     FOR THE YEARS ENDED December 30, 2000, JANUARY 1, 2000 AND JANUARY 2, 1999

                                           2000               1999              1998
                                      --------------     --------------     --------------
Revenues:
Net sales and service fees........    $2,983,724,000     $2,717,216,400     $2,576,222,100
Other-net.........................         7,173,600         10,117,900          2,428,500
                                      --------------     --------------     --------------
                                       2,990,897,600      2,727,334,300      2,578,650,600
                                      --------------     --------------     --------------

Costs and Expenses:
Cost of sales.....................     2,594,424,000      2,450,462,300      2,330,300,800
Operating and administrative......       340,412,900        234,302,800        215,034,300
Interest..........................        15,462,700          6,503,600          7,293,100
                                      --------------     --------------     --------------
                                       2,950,299,600      2,691,268,700      2,552,628,200
                                      --------------     --------------     --------------

Earnings Before Patronage Dividends       40,598,000         36,065,600         26,022,400

Patronage Dividends...............         5,035,300          6,446,900          5,975,700
                                      --------------     --------------     --------------
Earnings Before Income Taxes......        35,562,700         29,618,700         20,046,700
                                      --------------     --------------     --------------

Provision(Credit)for Income Taxes:

Current-Federal...................        12,187,000         10,544,600          8,400,000
       -State.....................         3,506,500          2,407,700          1,539,000
Deferred..........................        (1,236,000)          (943,000)        (1,790,000)
                                      --------------     --------------     --------------
                                          14,457,500         12,009,300          8,149,000
                                      --------------     --------------     --------------
Net Earnings......................       $21,105,200        $17,609,400        $11,897,700
                                      ==============     ==============     ==============

See notes to consolidated financial statements.

                             CONSOLIDATED BALANCE SHEETS
                    AS OF DECEMBER 30, 2000 AND JANUARY 1, 2000

Assets

                                                   2000               1999
                                               ------------       ------------
Current Assets:
Cash and cash equivalents.................     $ 39,893,300       $ 68,385,800
Notes and accounts receivable, less allowance
for losses, $5,728,800 and $5,509,800,
respectively..............................       83,174,300         87,659,000
Merchandise inventories...................      197,983,900        166,514,000
Prepaid expenses..........................        7,294,600          5,362,000
Deferred income tax benefits..............       10,249,800          8,026,800
                                               ------------       ------------
   Total current assets...................      338,595,900        335,947,600
                                               ------------       ------------

Other Assets:
Goodwill and other assets.................      113,849,400          9,532,000
Notes receivable, less allowance for losses,
$2,129,000 and $7,137,000, respectively...        5,976,600         10,650,600
Other real estate.........................        6,009,400          5,705,000
Deferred income tax benefits..............                           3,782,000
                                               ------------       ------------
Total other assets........................      125,835,400         29,669,600
                                               ------------       ------------

Property and Equipment - At Cost:
Land......................................        8,200,400          6,017,500
Buildings.................................       97,573,400         87,899,000
Equipment.................................      181,386,000        136,621,600
Leasehold improvements....................       39,460,100         13,872,700
                                               ------------       ------------
                                                326,619,900        244,410,800

Less accumulated depreciation and amortization  128,679,000        112,703,300
                                               ------------       ------------
   Property and equipment - net...........      197,940,900        131,707,500
                                               ------------       ------------
                                               $662,372,200       $497,324,700
                                               ============       ============

See notes to consolidated financial statements.

Liabilities and Stockholders' Equity               2000               1999
                                               ------------       ------------
Current Liabilities:
Current maturities of long-term debt.....       $ 7,837,700       $ 24,734,500
Accounts payable.........................       214,764,400        174,893,000
Accrued expenses.........................        74,394,500         62,981,000
Income taxes.............................         2,828,600          5,402,600
                                               ------------       ------------
          Total current liabilities......       299,825,200        268,011,100
                                               ------------       ------------
Long-Term Debt, Less Current Maturities..       166,564,700         48,563,600
Other Liabilities........................        30,504,400         26,830,600
Deferred Income Taxes....................         4,809,000
                                               ------------       ------------
          Total liabilities..............       501,703,300        343,405,300
                                               ------------       ------------

Commitments and Contingencies  (Note 10)

Redeemable Common Stock..................        10,147,700          9,948,800

Stockholders' Equity:

Common stock:
Voting (Class A).........................             12,200            15,000
Non-voting (Class B).....................          1,366,400         1,356,600
                                               -------------      ------------
          Total common stock.............          1,378,600         1,371,600

Patronage dividends payable in common stock        3,475,000         3,078,000
Additional paid-in capital...............         42,661,200        36,305,800
Reinvested earnings......................        121,333,900       104,346,400
                                               -------------      ------------
                                                 168,848,700       145,101,800
Less:
Treasury stock, at cost..................         18,327,500         1,131,200
                                               -------------      ------------
          Total stockholders' equity.....        150,521,200       143,970,600
                                               -------------      ------------
                                                $662,372,200      $497,324,700
                                                ============      ============

                         Statements of Consolidated Stockholders' Equity
        For the Years Ended December 30, 2000, January 1, 2000 and January 2, 1999

                                                                    Patronage
                                        Common Stock                Dividents   Additional
                                Class A              Class B        Payable in   Paid in     Reinvested
                            Shares    Amount    Shares    Amount   Common stock  Capital      Earnings
                          ---------   -------  -------   --------- ------------  -----------  -----------
Balance, January 3, 1998   12,600     $15,800  1,077,285 $1,346,600 $3,738,000   $28,588,300  $83,527,500
 Net Earnings                                                                                  11,897,700
 Common stock issued          500         600     50,857     63,600 (3,738,000)    5,160,900
 Common stock purchased    (1,200)     (1,500)   (28,120)   (35,200)                (945,900)  (2,364,300)
 Redeemable common stock                         (38,148)   (47,700)              (1,220,700)  (3,110,900)
 Patronage dividends
 payable in common stock                                             4,060,000
                          ---------   -------  --------- ---------- ----------  ------------  -----------
Balance, January 2, 1999   11,900      14,900  1,061,874  1,327,300  4,060,000    31,582,600   89,950,000
 Net earnings                                                                                  17,609,400
 Common stock issued          700         900     52,546     65,700 (4,060,000)    5,955,200
 Common stock purchased      (600)       (800)    (6,743)    (8,400)                (426,000)  (1,137,600)
 Redeemable common stock                         (22,388)   (28,000)                (806,000)  (2,075,400)
 Patronage dividends
 payable in common stock                                             3,078,000
                          ---------   -------  --------- ---------- ----------  ------------  -----------
Balance, January 1, 2000   12,000      15,000  1,085,289  1,356,600  3,078,000    36,305,800  104,346,400
 Net earnings                                                                                  21,105,200
 Common stock issued          400         500     36,818     46,000 (3,078,000)    4,446,100
 Common stock purchased    (2,600)     (3,300)   (12,466)   (15,600)                (547,800)  (2,227,200)
 Redeemable common stock                         (16,533)   (20,600)                (628,300)  (1,890,500)
 Stock option expense                                                              3,085,400
 Patronage dividends
 payable in common stock                                              3,475,000
                          ---------   -------  --------- ---------- ----------- ------------  -----------
Balance,December 30,2000    9,800     $12,200  1,093,108 $1,366,400  $3,475,000  $42,661,200 $121,333,900
                          =========   =======  ========= ========== =========== ============  ===========

Treasury Stock, January 1,2000
and January 2, 1999                               13,285   $1,131,200
                                               =========   ==========
Treasury
Stock,December 30,2000                           145,615  $18,327,500
                                               =========   ==========

See notes to consolidated financial statements.



                         Statements of Consolidated Cash Flows
     For the Years Ended December 30, 2000, January 1, 2000, and January 2, 1999

                                                  2000          1999        1998
                                              ------------   ----------   ---------
Cash Flows From Operating Activities:
  Net earnings                                $ 21,105,200   $17,609,400  $11,897,700
  Adjustments to reconcile net earnings to net
  cash flows provided by operating activities:
    Depreciation and amortization               30,737,800    18,823,400   18,782,300
   (Decrease) increase in allowance for losses    (822,200)    1,596,100    2,189,300
   (Gain) loss on sale of property and equipment  (793,200)      426,000    2,527,300
    Patronage dividends payable in common stock  3,475,000     3,078,000    4,060,000
    Stock option expense                         3,085,400
    Deferred income taxes                       (1,236,000)     (943,000)  (1,790,000)
 (Increase) decrease in operating assets net
  of the effects of business acquisitions and
  disposition:
    Notes and accounts receivable                7,689,200    (9,644,100)   6,899,000
    Merchandise inventories                       (377,100)   (3,723,000)  (8,398,300)
    Prepaid expenses                              (812,600)        6,300     (129,100)
    Other assets                                (2,243,800)     (269,100)    (433,900)
  Increase (decrease) in operating liabilities
  net of the effects of business acquisitions
  and disposition:
    Accounts payable                            16,679,800     9,045,300   10,804,400
    Accrued expenses                             4,037,500    10,009,400    6,877,200
    Income taxes                                (3,992,800)      984,000    2,091,500
    Other liabilities                            3,673,800     5,732,500      240,100
                                               -----------    ----------   ----------
Net cash flows provided by operating            80,206,000    52,731,200   55,617,500
activities                                     -----------    ----------   ----------

Cash Flows From Investing Activities:
  Capital expenditures - net of insurance      (37,706,300)  (35,868,500) (24,936,000)
  proceeds
  Proceeds from sale of property and equipment
  and other productive assets                    4,861,100     1,363,000    4,004,700
  Payment for business acquisitions net of
  cash acquired                               (128,615,400)   (7,812,100)  (4,586,300)
  Other real estate                               (304,400    (1,623,800)   3,071,200
  Decrease (increase) in notes receivable        9,682,000      (759,600)     320,000
                                               -----------    ----------   ----------
Net cash flows used in investing activities   (152,083,000)  (44,701,000) (22,126,400)
                                               -----------    ----------   ----------

Cash Flows From Financing Activities:
  Proceeds from long-term borrowings           175,494,700
  Reductions in debt                          (128,390,400)  (10,159,700) (10,156,800)
  Proceeds from sale of common stock             1,414,600     1,961,800     1,487,100
  Common stock purchased                        (5,134,400)   (3,541,000)   (5,093,800)
                                               -----------    ----------   -----------
Net cash flows provided by (used in)
financing activities                            43,384,500   (11,738,900)  (13,763,500)
                                               -----------    ----------    ----------

Net (Decrease) Increase in Cash and Cash       (28,492,500)   (3,708,700)   19,727,600
Equivalents
Cash And Cash Equivalents, Beginning Of         68,385,800    72,094,500    52,366,900
Year                                            ----------    ----------    ----------
Cash And Cash Equivalents, End Of Year         $39,893,300   $68,385,800   $72,094,500
                                                ==========    ==========    ==========
Cash Paid During The Year For:
  Interest                                     $13,672,100    $6,574,600   $ 7,487,600
  Income Taxes                                  19,897,900    11,965,700     7,853,400
Supplemental Noncash Financing Activities:
  Patronage Dividends Payable in Common Stock    3,475,000     3,078,000     4,060,000
  Liabilities Assumed in Business Acquisitions  46,703,000

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
------------------------------------------

1.  SIGNIFICANT ACCOUNTING POLICIES
Fiscal year-The Company's fiscal year is the 52 or 53 week period ending on the Saturday nearest to December 31. The years ended December 30, 2000, January 1, 2000 and January 2, 1999 all included 52 weeks.

Consolidation practice-The financial statements include the accounts of the Company and its subsidiaries. Significant intercompany balances and transactions are eliminated.

Revenue recognition-Wholesale revenues are recognized when product is shipped and retail revenues are recognized at the point of sale.

Use of estimates-The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents-The Company considers all highly liquid investments, with maturities of three months or less when acquired, to be cash equivalents.

Inventories-Inventories are recorded at the lower of cost, on the first-in, first-out method, or market.

Goodwill and long-lived assets-The excess of cost over the fair value of net assets of businesses acquired (goodwill) is being amortized on a straight-line basis over 20 years. Accumulated amortization at December 30, 2000 and January 1, 2000 was $11,367,200 and $6,440,600, respectively. The Company periodically evaluates the carrying value of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company analyzes the future recoverability of the long-lived assets using the related undiscounted future cash flows of the business and recognizes any adjustments to its carrying value on a current basis. During 2000, the Company charged $1,490,000 to operations related to the closure of certain retail grocery stores.

Depreciation-Depreciation and amortization of property and equipment are computed primarily on the straight-line method over their estimated useful lives, which are generally thirty-nine years for buildings, three to ten years for equipment and ten to twenty years for leasehold improvements.

Closed facilities reserve-When a facility is closed, the remaining investment, net of expected salvage value, is expensed. For properties under lease agreements, the present value of any remaining future liability under the lease, net of expected sublease recovery, is also expensed. The amounts charged to operations in 2000 for the present value of these remaining future liabilities approximated $4.2 million. The amounts charged to operations in 1999 and 1998 were not significant.

Income Taxes-The Company provides income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Related Parties-During 2000, 1999 and 1998, the Company had wholesale sales to related party retailers in the amounts of $618,424,800, $981,870,700 and $918,547,800, respectively. In addition, the Company received sublease payments from related party retailers of $7,136,100, $11,819,900 and $10,477,400 for 2000, 1999, and 1998, respectively. During 2000, the Company sold a retail grocery store to a related party for approximately $4.1 million. During 1999 the Company sold land to a related party retailer for approximately $1.5 million.

2.  ACQUISITIONS
On February 2, 2000, the Company purchased seven retail grocery stores for approximately $37.7 million in cash. Operating results of such stores have been included in the Statements of Consolidated Earnings since the acquisition date. Goodwill of approximately $21.5 million resulted from the purchase and is being amortized over 20 years. The acquisition was accounted for as a purchase and the financial statements reflect the allocation of the purchase price to the assets acquired based on their fair values. The pro-forma effects of the acquisition are not material.

On March 31, 2000, the Company acquired all of the outstanding stock of Mega Marts, Inc. ("Mega") for approximately $125.0 million in cash and notes payable. Mega owned and operated 16 retail grocery stores. Also on March 31, 2000, the Company acquired certain assets of NDC, Inc. (an affiliate of Mega) consisting of a retail grocery store known as the "Tri-City Pick 'n Save" ("TCPS") for approximately $11.2 million in cash. The acquisitions were effective at the end of the day on April 1, 2000 and the operating results of Mega and TCPS were included in the Statements of Consolidated Earnings after the effective date. Goodwill of approximately $84.8 million resulted from the purchase and is being amortized over 20 years. The Company financed the acquisitions with the proceeds of a new Credit Agreement and $39 million in promissory notes issued to the shareholders of Mega. The acquisitions were accounted for as purchases and the financial statements reflect the allocation of the purchase price to the assets acquired and liabilities assumed based on their fair values. Included in the assets of Mega were 132,330 shares of the Company's Class A and Class B common stock. A portion of the purchase price was allocated to such treasury shares acquired based on the net book value of the Company's common stock as of January 1, 2000. Unaudited pro-forma consolidated results of operations, including Mega and TCPS as if they had been acquired at the beginning of 2000 and as of the beginning of 1999 follow:

                                        For the Year Ended:
                               -----------------------------------
                               December 30, 2000    January 1, 2000
                               -----------------    ---------------
Net sales and service fees      $3,031,340,400       $2,899,837,200
Net earnings                        20,193,500           13,636,100

Pro-forma results are not necessarily indicative of what would have occurred had the acquisitions been consummated as of the beginning of the periods. Pro-forma results include amortization of intangible assets resulting from the purchase and additional interest expense as if the funds borrowed in connection with the acquisitions had been outstanding from the beginning of each period.

On April 12, 1999, the Company purchased a grocery retailer for $5,682,500 in cash. On August 24, 1999, the Company purchased a grocery retailer for $2,129,600 in cash. On December 8, 1998, the Company purchased a grocery retailer for $4,586,300 in cash. The acquisitions have been accounted for as purchases and the results of operations have been included in the Consolidated Financial Statements since the dates of acquisition. On an unaudited pro-forma basis, the effect of these acquisitions was not significant to the Company's 1999 and 1998 results of operations.


3.  PATRONAGE DIVIDENDS
The Company's By-Laws require that to the extent permitted by the Internal Revenue Code, patronage dividends are to be paid out of earnings from business activities with stockholder-customers in an amount which will reduce the net earnings of the Company to an amount which will result in an 8% increase in the book value of its common stock. The dividends are payable at least 20% in cash and the remainder in Class B common stock. Dividends for the years ended December 30, 2000, January 1, 2000 and January 2, 1999 were generally payable 30% in cash.

4.  NOTES AND ACCOUNTS RECEIVABLE
The Company extends long-term credit to certain independent retailers it serves to be used primarily for store expansion or improvements. Loans to independent retailers are primarily collateralized by the retailer's inventory, equipment, personal assets and pledges of Company stock. Interest rates are generally in excess of the prime rate and terms of the notes are up to 15 years. Included in current notes and accounts receivable are amounts due within one year totaling $2,364,000 and $4,050,700 at December 30, 2000 and January 1, 2000,
respectively. The Company is exposed to credit risk with respect to accounts receivable, although it is generally limited. The Company continually monitors its receivables with customers by reviewing, among other things, credit terms, collateral and guarantees.

notes to consolidated financial statements (continued)

5. LONG-TERM DEBT
   Long-term debt consists of the following at the respective year-ends:

                                                  2000         1999
                                            -------------   -----------
Senior notes payable:
  9.00%, due 2002 to 2007                    $ 80,000,000
  6.94% to 9.26%, repaid in 2000                            $73,014,300
Notes payable under revolving credit agreement,
  9.02%, due 2007                              61,000,000
Subordinated notes payable, 8.25%,
  due 2002 to 2005                             33,150,000
Other long-term debt                              252,400       283,800
                                              -----------    ----------
                                              174,402,400    73,298,100
Current maturities                              7,837,700    24,734,500
                                              -----------    ----------
Total long-term debt,less current maturities $166,564,700   $48,563,600
                                             ============   ===========


On March 31, 2000, the Company entered into a Credit Agreement with various lenders which allows the Company to borrow up to an aggregate amount of $250,000,000. The Credit Agreement provides for a $170,000,000 revolving loan commitment and an $80,000,000 term loan. The revolving loan commitment bears interest based upon LIBOR and Prime rates. The Credit Agreement includes covenants that, among others, limit stock repurchases and additional borrowings and provides for minimum net worth requirements ($128,368,300 at December 30, 2000). At December 30, 2000, $109,000,000 was available to the Company under its revolving credit agreement. The Company's assets are pledged as collateral to the Credit Agreement.

On April 4, 2000, the Company entered into a five-year interest rate swap agreement under which the Company pays a fixed rate of 7.32% and receives a floating LIBOR rate. The effect of the swap agreement is to fix the rate on $60,000,000 of borrowings under the revolving loan commitment.

In June 1998, the Financial Accounting Standards Board ("the FASB") issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", subsequently amended by SFAS 137 and SFAS 138. SFAS 133, which is effective for the Company's fiscal year beginning December 31, 2000, requires the Company to record all derivatives on the balance sheet at fair value. Changes in derivative fair values will either be recognized in earnings or, for cash-flow hedges, deferred and recorded as a component of other comprehensive income until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings. For a derivative that doesn't qualify as a hedge, changes in fair value will be recognized in earnings. The Company expects at December 31, 2000, it will record approximately $2 million as a cumulative transition adjustment for derivatives designated in cash-flow type hedges prior to adopting SFAS 133.

Repayment of principal on long-term debt outstanding is as follows:

2001...............................      $ 7,837,700
2002...............................       19,841,700
2003...............................       23,846,000
2004...............................       23,850,800
2005...............................       18,006,200
Thereafter.........................       81,020,000


6. FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company's financial instruments consist primarily of cash, accounts and notes receivable, accounts payable, accrued liabilities, interest rate swap and long-term debt. The carrying amounts for cash, accounts and notes receivable, accounts payable and accrued liabilities approximate their fair values. Based on the borrowing rates currently available to the Company for long-term debt with similar terms and maturities, the fair value of long-term debt, including current maturities, is approximately $173,912,000 and $71,979,000 as of December 30, 2000 and January 1, 2000, respectively. The fair value of the Company's interest rate swap, based on the net cost to settle the transaction, at December 30, 2000, was a liability of approximately $2 million (no carrying value).

7. STOCKHOLDERS' EQUITY
The authorized capital stock of the Company is 60,000 shares of Class A common stock and 2,400,000 shares of Class B common stock each with a par value of $1.25 a share. Inactive customers are required to exchange Class A voting stock held for Class B non-voting stock.

The issuance and redemption of common stock is based on the book value thereof as of the preceding year-end. The year-end book value was $153.60, $129.95 and $114.80 for 2000, 1999 and 1998, respectively. The Company is obligated, upon request, to repurchase common stock held by inactive customers or employees. The amount available for such repurchases in any year is subject to limitations under certain loan agreements.

Class B common stock which is subject to redemption is reflected outside of stockholders' equity. Redeemable common stock is held by inactive customers and former employees. As of December 30, 2000 and January 1, 2000, 66,066 and 76,559 shares, respectively, were subject to redemption. The Class B common stock subject to redemption is payable over a five year period based upon the book value at the preceding fiscal year end. The Company expects to repurchase shares of 20,412, 19,047, 15,449, 7,852 and 3,306 in 2001, 2002, 2003, 2004 and
2005, respectively.

Effective November 1991, the Board of Directors adopted the 1991 Stock Incentive Plan (the "Plan") under which up to 75,000 shares of Class B common stock may be issued pursuant to the exercise of stock options. The Plan also authorizes the grant of up to 25,000 stock appreciation rights ("SARs"). Options and SARs may be granted to senior executives and key employees of the Company by the Compensation Committee of the Board of Directors. No options or SARs may be granted under the Plan after November 30, 2001.

Option and SAR transactions are as follow:

                                                                     Options
                                                       Option        Weighted
                                     Options   SARs    Price         Average
                                                                      Price
                                     -------   ------  ------------- --------
Outstanding, January 3, 1998          45,800   20,200  $53.10- $94.30  $ 64.62
Granted                                4,200      800          104.35   104.35
                                     -------   ------  --------------
Outstanding, January 2, 1999          50,000   21,000   53.10- 104.35    67.96
                                     -------   ------  --------------
Outstanding, January 1, 2000          50,000   21,000   53.10- 104.35    67.96
Exercised                               (400)  (3,400)          94.30    94.30
Granted                                1,000      184          129.95   129.95
                                     -------   ------  --------------
Outstanding, December 30, 2000        50,600   17,784  $53.10-$129.95    68.97
                                     =======   ======  ==============
Exercisable at December 30, 2000      48,398   17,210  $53.10-$129.95    67.17
                                     =======   ======  ==============
Available for grant after
December 30, 2000                          0        0
                                     =======   ======


Options exercisable at January 1, 2000 and January 2, 1999 were 46,516 and 43,966 with a weighted average price of $65.91 and $64.92, respectively.

The following table summarizes information concerning currently outstanding and exercisable options:

                     Stock Options Outstanding      Stock Options Exercisable
                   -----------------------------    -------------------------
                             Weighted
                              Average    Weighted                Weighted
                   Number    Remaining   Average     Number      Average
Range of Exercise    of     Contractual  Exercise       of       Exercise
Price ($)          Shares      Life        Price      Shares      Price
----------------- -------   ----------- ---------   ---------    --------
 50.00- 70.00     33,500        6.8      $ 57.76     33,300       $ 57.71
 70.01- 90.00      8,000        9.9        77.40      8,000         77.40
 90.01-110.00      8,100       11.8        99.51      6,766         98.56
110.01-130.00      1,000       14.6       129.95        332        129.95
                  ------                 -------     ------       -------
                  50,600                 $ 68.97     48,398       $ 67.17
                  ======                 =======     ======       =======


Options granted become exercisable based on the vesting rate which generally ranges from 20% at the date of grant to 100% eight years from the date of grant.

SAR holders are entitled, upon exercise of a SAR, to receive cash in an amount equal to the excess of the Fair Market Value per share of the Company's common stock as of the date on which the SAR is exercised over the base price of the SAR. SARs granted become exercisable based on the vesting rate which ranges from 20% on the last day of the fiscal year of the grant to 100% eight years from the last day of the fiscal year of the grant. Compensation expense was not material in 2000, 1999 and 1998. In the event of a change in control of the Company, all options and SARs previously granted and not exercised, become exercisable.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. During 2000, the Company extended the term of all of its previously granted stock options resulting in a compensation charge of $3,085,400. Compensation expense was immaterial for 1999 and 1998. If the Company had elected to recognize compensation cost for the Plan based on the fair value of the options at the grant dates, consistent with the method prescribed by SFAS No. 123, proforma net earnings in 2000 would have increased by approximately $685,000, while the effect on 1999 and 1998 net earnings would have been a decrease of less than $80,000.

notes to consolidated financial statements (continued)

8.  EMPLOYEE BENEFIT PLANS
Substantially all non-union employees of the Company and employees of its subsidiaries are covered by defined benefit pension plans. Benefits are based on either years of service and the employee's highest compensation during five of the most recent ten years of employment or on stated amounts for each year of service. The Company intends to annually contribute only the minimum contributions required by applicable regulations.

The following tables set forth pension obligations and plan assets as of December 30, 2000 and January 1, 2000:

                                              2000          1999
                                          -----------    -----------
Change in benefit obligation:
Benefit Obligation - Beginning of Year    $49,179,000    $52,579,100
Service cost                                2,895,700      3,099,300
Interest cost                               3,916,000      3,604,300
Plan amendments                                              284,300
Actuarial loss (gain)                       5,055,600     (8,619,000)
Benefits paid                              (1,749,600)    (1,769,000)
                                          -----------    -----------
Benefit Obligation - End of Year          $59,296,700    $49,179,000
                                          ===========    ===========

Change in plan assets:
Fair Value - Beginning of Year            $47,949,800    $42,521,600
Actual return on plan assets               (3,136,400)     6,887,900
Company contribution                        3,886,500        309,300
Benefits paid                              (1,749,600)    (1,769,000)
                                          -----------   ------------
Fair Value - End of Year                  $46,950,300    $47,949,800
                                          ===========    ===========

Funded status:
As of year end                           $(12,346,400)   $(1,229,200)
Unrecognized cost:
  Actuarial and investment losses
 (gains), net                               8,319,400     (4,266,600)
  Prior service cost                          180,400        216,300
  Transition asset                           (199,200)      (373,300)
                                         ------------    -----------
Accrued benefit cost                      $(4,045,800)   $(5,652,800)
                                         ============    ===========

                                                   2000        1999         1998
                                                ----------  ----------  ----------
The components of pension cost are as follows:
Benefits earned during the year                 $2,895,700  $3,099,300  $2,811,400
Interest cost on projected benefit obligation    3,916,000   3,604,300   3,272,400
Expected return on plan assets                  (4,393,000) (3,771,100) (3,444,100)
Net amortization and deferral
  Unrecognized net (gain)loss                       (1,100)    110,900      23,900
  Unrecognized prior service cost                   35,900      35,900      35,900
  Unrecognized net asset                          (174,000)   (174,100)   (174,100)
                                                ----------  ----------  ----------
Net pension cost                                $2,279,500  $2,905,200  $2,525,400
                                                ==========  ==========  ==========


The assumptions used in the accounting were as     2000        1999        1998
follows:                                        ----------  ----------  ----------

Discount rate                                      7.50%       8.00%       7.00%
Rate of increase in compensation levels            4.00%       4.00%       4.00%
Expected long-term rate of return on assets        9.00%       9.00%       9.00%

The change in the discount rate in 2000 resulted in an increase of $4,359,100 in
the projected benefit obligation in 2000, and is expected to     result in an
increase in the 2001 pension expense of approximately $600,000.

The Company and its subsidiaries also participate in various multi-employer plans which provide defined benefits to employees under collective bargaining agreements. Amounts charged to pension expense for such plans were $5,378,000, $5,093,900 and $4,655,000 in 2000, 1999 and 1998, respectively. Also, the
Company has a defined contribution plan covering substantially all salaried and hourly employees not covered by a collective bargaining agreement. Total expense for the plan amounted to $1,248,600, $1,251,500 and $1,181,400 in 2000, 1999 and
1998, respectively.

9. INCOME TAXES
  Federal income tax at the statutory rate of 35% in 2000, 1999 and 1998 and income tax expense as reported are reconciled as follows:
                                              2000         1999        1998
                                           -----------  -----------  ----------
Federal income tax at statutory rate       $12,446,900  $10,366,500  $7,016,400
State income taxes, net of                   2,279,200    1,565,000   1,000,300
federal tax benefits
Other - net                                   (268,600)      77,800     132,300
                                           -----------  -----------  ----------
Income tax expense                         $14,457,500  $12,009,300  $8,149,000
                                           ===========  ===========  ==========


The approximate tax effects of temporary differences at December 30, 2000 and January 1, 2000 are as follows:

                                                       2000                                     1999
                                      ----------------------------------------   ----------------------------------------
                                        Assets      Liabilities     Total          Assets       Liabilities     Total
                                      -----------   -----------    -----------   ----------     -----------    ----------
Allowance for doubtful accounts       $ 1,009,000                  $ 1,009,000   $1,287,000                    $1,287,000
Inventories                                         $(2,565,200)    (2,565,200)                 $(1,209,200)   (1,209,200)
Employee benefits                       9,603,000                    9,603,000    6,914,000                     6,914,000
Accrued expenses not currently
deductible                              2,203,000                    2,203,000    1,035,000                     1,035,000
                                      -----------  -------------   -----------   ----------     -----------    ----------
Current                                12,815,000    (2,565,200)    10,249,800    9,236,000      (1,209,200)    8,026,800
                                      -----------  -------------   -----------   ----------     -----------    ----------
Allowance for doubtful accounts           860,000                      860,000    2,431,000                     2,431,000
Depreciation and amortization                       (14,136,000)   (14,136,000)                  (9,287,000)   (9,287,000)
Employee benefits                       4,013,000                    4,013,000    5,837,000                     5,837,000
Accrued expenses not currently
deductible                              6,887,000                    6,887,000    5,033,000                     5,033,000
Other                                                (2,433,000)    (2,433,000)                    (232,000)     (232,000)
                                      -----------  -------------   -----------   ----------     -----------     ---------
Noncurrent                             11,760,000   (16,569,000)    (4,809,000)  13,301,000      (9,519,000)    3,782,000
                                      -----------  -------------   -----------   ----------     -----------     ---------
Total                                 $24,575,000  $(19,134,200)   $ 5,440,800  $22,537,000    $(10,728,200)  $11,808,800
                                      ===========  =============   ===========  ===========    ============   ===========

notes to consolidated financial statements (continued)

10. LEASE OBLIGATIONS AND CONTINGENT LIABILITIES
Rental payments and related subleasing rentals under operating leases are as follows:

                     RENTAL PAYMENTS
               ---------------------------
                                              SUBLEASING
                  MINIMUM      CONTINGENT       RENTALS
               -----------      ----------      -----------
1998           $29,883,200      $414,300       $23,207,000
1999            30,083,100       445,900        23,312,300
2000            34,733,700       480,400        23,282,700

Contingent rentals may be paid under certain store leases on the basis of the store's sales in excess of stipulated amounts.

Future minimum rental payments under long-term operating leases are as follows at December 30, 2000:


2001........................      $36,906,100
2002........................       35,956,400
2003........................       34,102,200
2004........................       32,090,400
2005........................       29,793,300
Thereafter..................      187,624,800
                                 ------------
Total.......................     $356,473,200
                                 ============


Total minimum rentals to be received in the future under non-cancelable subleases as of December 30, 2000 are $197,518,700.

The Company is involved in various claims and litigation arising in the normal course of business. In the opinion of Management, the ultimate resolution of these actions will not materially affect the consolidated financial position, results of operations or cash flows of the Company.

11. EARNINGS PER SHARE
Earnings per share are not presented because they are not deemed meaningful. See Notes 3 and 7 relating to patronage dividends and common stock repurchase requirements.

12. EVANSVILLE FIRE
During 1998, fire destroyed the Evansville, Indiana warehouse, inventory and equipment. As of December 30, 2000, all insurance claims related to the fire have been settled. During 2000 and 1999, the Company recorded gains of $3.3 million and $5.5 million, respectively, related to the insurance settlements. These amounts are reflected in Other - net revenues in the Company's Consolidated Statements of Earnings.

13. SEGMENT REPORTING
The Company and its subsidiaries sell and distribute food and nonfood products that are typically found in supermarkets primarily located in the Midwest. The Company's wholesale distribution segment sells to both corporately and independently owned retail food stores, while the retail segment sells directly to the consumer.

During 1999 and 1998, the Company had one customer which accounted for 12.2% and 11.4%, respectively, of the Company's net sales and service fees. In 2000, no customer accounted for over 10.0% of net sales and service fees.

Eliminations represent the activity between wholesale and Company owned retail stores. Inter-segment revenues are recorded at amounts consistent with those charged to independent retail stores.

Identifiable assets are those used exclusively by that industry segment. Corporate assets are principally cash and cash equivalents, notes receivable, transportation equipment, corporate office facilities and equipment.


NET SALES AND SERVICES FEES         2000             1999           1998
                                --------------  --------------  --------------
Wholesale                       $2,681,716,300  $2,610,159,300  $2,512,268,000
Retail                             891,666,200     323,857,300     284,127,500
Eliminations                      (589,658,500)   (216,800,200)   (220,173,400)
                                --------------  --------------  --------------
     Total                      $2,983,724,000  $2,717,216,400  $2,576,222,100
                                ==============  ==============  ==============

EARNINGS BEFORE PATRONAGE DIVIDENDS, DEPRECIATION AND AMORTIZATION
Wholesale                          $59,065,900     $58,789,600     $45,432,200
Retail                              23,659,700       5,211,600       4,256,800
Corporate                          (11,389,800)     (9,112,200)     (4,884,300)
                                --------------   -------------  --------------
     Total                         $71,335,800     $54,889,000     $44,804,700
                                ==============   =============  ==============

IDENTIFIABLE ASSETS
Wholesale                         $305,669,700    $319,419,500    $304,322,200
Retail                             284,639,600      62,525,700      54,856,500
Corporate                           72,062,900     115,379,500     103,232,900
                                --------------   -------------  --------------
     Total                        $662,372,200    $497,324,700    $462,411,600
                                ==============   =============  ==============

DEPRECIATION AND AMORTIZATION
Wholesale                           $7,759,400      $7,432,200      $8,311,100
Retail                              15,166,500       4,961,400       4,296,800
Corporate                            7,811,900       6,429,800       6,174,400
                                --------------   -------------  --------------
     Total                         $30,737,800     $18,823,400     $18,782,300
                                ==============   =============  ==============

CAPITAL EXPENDITURES
Wholesale                           $8,851,100     $17,846,700     $12,942,400
Retail                              14,558,100       3,365,200       3,353,400
Corporate                           14,297,100      14,656,600       8,640,200
                                --------------   -------------  --------------
     Total                         $37,706,300     $35,868,500     $24,936,000
                                ==============   =============  ==============


14. SUBSEQUENT EVENT
On February 9, 2001, the Company entered into a letter of intent to purchase a grocery wholesale and retail company.

                                                                      Exhibit A
                                 ROUNDY'S, INC.
                             Subscription Agreement
                             ----------------------

  The undersigned customer/employee/director of Roundy's, Inc. ("Roundy's") hereby subscribes for and agrees to purchase _______ shares of Class A Common Stock and/or ______ shares of Class B Common Stock of Roundy's, at the price per share set forth below, being equal to the Book Value per share of such Common Stock as of the close of the most recently ended fiscal year of Roundy's, as determined by Roundy's audited financial statements and adjusted for subsequent stock dividends and stock splits. The undersigned acknowledges receipt of a Prospectus dated ______________, ____ relating to Roundy's offer of the Class A or Class B Common Stock subscribed for hereby.

  The undersigned represents that the undersigned is purchasing such securities for the undersigned's own account, for investment only and not for resale or distribution. The undersigned further acknowledges and understands that in no event may the Class A nor Class B Common Stock be pledged, transferred or hypothecated without Roundy's prior written consent. The undersigned acknowledges and agrees to be bound by the provisions of Section 7.11 of Roundy's By-Laws (as the same may be amended and in effect from time to time) imposing limitations on the ownership of Roundy's Class A Common Stock and providing for the conversion of shares of Class A Common Stock into shares of Class B Common Stock, upon the occurrence of a "Customer/Shareholder Termination" as that term is defined in Roundy's By-Laws.

  This paragraph applies only to subscriptions by customers with a Buying Deposit Deficit: The shares purchased hereby shall become a part of the undersigned's Buying Deposit pursuant to the Buying Deposit Agreement previously entered into by the undersigned for the Store Location (Customer Number) set forth below. If so indicated below, the undersigned hereby directs Roundy's to apply the amount set forth below, from funds previously deposited by the undersigned with Roundy's, against the subscription price provided for herein.

  Roundy's, by accepting this Subscription Agreement, agrees to be bound by the Statement of Policy Regarding Repurchase of Stock set forth as Exhibit D to Roundy's Prospectus, as such Statement of Policy may be amended from time to time.

                                 __________________________________
                                 Legal Name of Subscriber
Applicable Federal
Identification or                By________________________________
Social Security Number
______________________
                                 __________________________________
                                 (Name)                     (Title)
Date:______________, _____       Customer Number _________
                                  (If applicable)
                                  Mailing Address:
                                 ________________________________
                                 City ___________________________
                                 State __________________Zip_____

Price per Share:                             $___________________
Total Subscription Price:                    $___________________
Amount to be applied from funds on deposits: $___________________ Cash remitted with this Subscription Agreement:
                                             $___________________

Agreement Accepted:
Roundy's, Inc.
By:________________________________ Date:________________________

                                                                      Exhibit B

                                ROUNDY'S, INC.
                          Buying Deposit Agreement
                          ------------------------


  The undersigned customer of Roundy's, Inc. ("Roundy's") hereby agrees to establish a Buying Deposit with Roundy's in the total amount set forth below, and to make monthly installment payments of such Buying Deposit to Roundy's as set forth below. The amount of the Buying Deposit has been computed as an amount equal to the estimated amount of purchases by the undersigned from Roundy's, with respect to the store location identified below ("Store Location") over a two week period, with a minimum amount of $20,000. The total Buying Deposit will be established by periodic payments to be made by the undersigned to Roundy's in accordance with the amortization schedule set forth below. It is understood that Roundy's shall have the right to increase the amount of the Buying Deposit at any time, in which event the amortization schedule set forth below shall be adjusted accordingly.

  To fulfill its obligation to establish such Buying Deposit, the undersigned may from time to time subscribe for and purchase shares of Roundy's Class A and/or Class B Common Stock pursuant to Roundy's Policy Regarding Issuance and Sales of Roundy's Stock (adopted December 7, 1993; effective January 1, 1994, as amended) (a copy of which the undersigned acknowledges having received as an exhibit to the Prospectus dated _______, _____ for Roundy's Common Stock (the "Prospectus"), which has been provided to the undersigned). The undersigned acknowledges that such Policy may be amended, modified, suspended or terminated at any time and from time to time in the discretion of Roundy's Board of Directors, and that by accepting this Buying Deposit Agreement, Roundy's has not undertaken any obligation to issue or sell any shares of its stock to the undersigned except to the extent provided in such Policy, as the same may exist and be in effect from time to time.

  Installment payments made to Roundy's from time to time will be retained by Roundy's as a part of the undersigned's Buying Deposit, and will be applied to the undersigned's purchase of shares of Roundy's Common Stock only at such times and in such amounts as the undersigned may designate (subject to the preceding paragraph and the Policy described therein) pursuant to a subscription agreement executed by the undersigned in the form attached hereto.

  Roundy's, by accepting this Buying Deposit Agreement, agrees to be bound by the Statement of Policy Regarding Repurchase of Stock set forth as Exhibit D to the Prospectus, as such Statement of Policy may be amended from time to time.

  The undersigned understands that patronage dividends, if any, paid to the undersigned in Class B Common Stock from and after the date hereof, until the Buying Deposit is satisfied, will be credited against the installment payments of the undersigned's Buying Deposit in the inverse order of the due dates of such installments, at a price per share equal to the Book Value of such shares as of the fiscal year-end immediately preceding the date of their issuance.

  Upon termination of the customer status of the undersigned with Roundy's for any reason or if the undersigned at any time shall not have made payments due from it to Roundy's in the manner and within the time limits established by Roundy's, Roundy's shall have the right to reimburse itself out of the undersigned's Buying Deposit for any amounts owed to Roundy's by the undersigned.

                                                                      Exhibit B


  If the undersigned has previously entered into any prior Buying Deposit Agreement(s) for the Store Location, this Buying Deposit Agreement supersedes and cancels such prior Agreement(s) in their entirety.


_______________________          ________________________________
Applicable Federal               Legal Name of Subscriber
Identification or
Social Security Number           By______________________________

  ________________________________
  (Name)                   (Title)


Date:__________________, _____   Customer Number

  Mailing Address:

  ________________________________

  City ___________________________

  State___________________________

                                       Zip Code __________________


                 BUYING DEPOSIT - MONTHLY INSTALLMENT PAYMENTS
                 ---------------------------------------------


1.   Total Buying Deposit          _______________________

2.   Less down payment             _______________________

3.   Balance to be amortized       _______________________

4.   Estimated weekly retail sales _______________________


               Check          Monthly Buying Deposit Installment
                              ----------------------------------
Weekly Retail Sales       One    1st Year    2nd Year   3rd Year
-------------------       ---    --------    --------   --------
$ 40,000 - $100,000       ___    $  300      $  400     $  500
$100,000 - $200,000       ___       750         900      1,050
Over $200,000             ___     1,000       1,250      1,500

Payment beginning (nearest 15th day of month following down payment)

Approved:_____________________________________________
Retail Counselor, Roundy's, Inc.

Accepted:_____________________________________________
Sales Manager, Roundy's, Inc.

                                                                      Exhibit C


Article V of By-Laws of Roundy's, Inc., as amended by the Board of Directors on February 24, 1998


                                  FISCAL YEAR
                                  ------------
                       ACCOUNTING AND PATRONAGE REBATES
                       --------------------------------


  The corporation is obligated to its Common stockholders on a patronage basis or bases for all amounts received by it resulting from sales to them as defined and limited herein.

  5.1 Patronage Dividends. Patronage dividends shall accrue to Class A Common shareholders of the corporation out of net earnings from business done with such shareholders and shall be determined and distributed for each fiscal year pursuant to existing provisions of the Internal Revenue Code; provided further that patronage dividends of the corporation will be determined on the basis of the net sales of the corporation to each Class A Common shareholder and paid in an amount which will reduce net income of the corporation to such amount as will result in an increase of eight percent (8%) in the net book value (as determined by the corporation's independent certified public accountants) of the corporation's outstanding shares as of the close of such fiscal year. The computation of the amount of patronage dividends payable to Class A Common shareholders shall be made after the determination of patronage dividends payable to non-shareholder customers.

  5.2 Determination of Patronage Dividends. Patronage dividends shall be determined from the records of the corporation as soon as practicable after the close of the corporation's fiscal year, and the Class A Common stockholders shall be promptly advised of the amount of their respective patronage dividend and the method of payment of such patronage dividend.

  5.3 Consent. Each person who hereafter becomes a Class A Common stockholder of this corporation and each Class A Common stockholder of this corporation on the effective date of this By-Law who continues as a Class A Common stockholder after such date shall, by such act alone, consent that the amount of any distributions with respect to his patronage occurring after January 3, 1976 which are made in written notices of allocation (as defined in Section 1388 of the Internal Revenue Code) and which are received by him from the corporation, will be taken into account by him at their stated dollar amounts in the manner provided in Section 1385(a) of the Internal Revenue Code in the taxable year in which such written notices of allocation are received by him.

  5.4  Payment of Patronage Dividends.

      (a) Patronage dividends are payable in the fiscal year following the fiscal year in which accrued, in money, qualified written notices of allocation (as defined by the Internal Revenue Code) or other property (except non-qualified written notices of allocation as defined by the Internal Revenue
Code) provided, however, that at least twenty percent (20%) of the amount of a patronage dividend shall be paid in money or by qualified check as defined by the Internal Revenue Code.

  5.5  Corporate Accounting and Fiscal Year.

     (a) The accounts of the corporation shall be kept on the accrual basis and reflect assets, liabilities, stockholders' equities and operations in accordance with generally accepted accounting principles.

     (b) The fiscal year of the corporation shall be on a 52-53 week basis ending on the Saturday nearest to December 31st as that method permits.

  5.6 Patronage Dividends to Nonstockholders. The corporation may, in its sole discretion, enter into written agreements obligating itself to pay patronage dividends to nonstockholder-customers.

                                                                      Exhibit D

            ROUNDY'S, INC. POLICY RELATING TO REDEMPTION OF STOCK
           BY INACTIVE CUSTOMER SHAREHOLDERS AND FORMER EMPLOYEES

                                   ARTICLE 1
                      Repurchase of Shares by Corporation
                      -----------------------------------

  1.01 Agreement to Repurchase. Upon the terms and subject to the conditions set forth in this Policy (including the applicable provisions of Articles 2 and 3, below), the Corporation shall be obligated to repurchase its shares of Class A Common Stock and Class B Common Stock after proper request by the holder thereof, or his or its legal representative, at any time after the occurrence of a Customer/Shareholder Termination with respect to such stock or an Employee/Shareholder Termination with respect to such holder.

  1.02 Repurchase in Increments. The Corporation's obligation to repurchase stock shall accrue, subject to the other terms and conditions of this Policy, in annual 20% increments during the five year period beginning on the Repurchase Request Date with respect to such stock. Beginning on the first anniversary date of the Repurchase Request Date, the Corporation shall become obligated to purchase in accordance herewith 20% of the aggregate number of shares of Class A and Class B Common Stock as to which a proper repurchase request has been received. Such percentage shall be increased to 40% on the second anniversary date of the Repurchase Request Date, 60% on the third anniversary date, 80% on the fourth anniversary date and 100% on the fifth anniversary date of the Repurchase Request Date. Regardless of the foregoing, in the event that a Customer/Shareholder Termination or an Employee/Shareholder Termination occurs as a result of the death of the shareholder and the estate of such shareholder specifically so elects by written notice to the Secretary of the Corporation within 180 days thereafter, the repurchase of not more than the first $50,000 in value of stock shall be accelerated to the date 180 days after receipt by the Secretary of such written election. Each share shall continue to be outstanding for all purposes until actually repurchased.

  1.03 Calculation of Repurchase Price. The repurchase price for each share of stock of the Corporation shall be the Book Value of such share at the date of repurchase.

  1.04 Form of Repurchase Request. A proper repurchase request for purposes hereof shall consist of a written notification to the Secretary of the Corporation specifying the number of shares to be repurchased, the reason for such repurchase request, and the date or dates on which a Customer/Shareholder Termination or Employee/Shareholder Termination occurred with respect to the stock covered by such repurchase request. Such repurchase request must be made in accordance with the procedures specified in Section 2.02, below.

  1.05 Acknowledgment By Corporation of Repurchase Request. Subject to the conditions set forth in the Policy (including the applicable provisions of Articles 2 and 3, below), the Secretary shall promptly acknowledge in writing receipt of a repurchase request. Such acknowledgment shall set forth, among other things, the Repurchase Target Dates with respect to the shares covered by the repurchase request and the Book Value of the shares at the Repurchase Request Date, and shall enumerate such documents and instruments as may be reasonably required to be delivered to assure the Secretary that the Corporation will receive unencumbered title to the shares to be repurchased. Neither such acknowledgment nor any other communication made by the Corporation pursuant to this Policy shall be deemed to be an agreement to purchase shares for purposes of this Policy, except subject to all the terms and conditions hereof. After such acknowledgment has been given by the Secretary, a stock repurchase request shall be irrevocable except with the written consent of the Board of Directors.

  1.06 Payment of Repurchase Price. Subject to the terms and conditions of this Policy, the Corporation shall repurchase shares subject to a proper repurchase request by payment of the full purchase price in cash or by check within 10 days after the later of the Repurchase Target Date or the date on which the appropriate stock certificates have been received, in negotiable form, together with any such other documents or instruments as the Secretary shall have requested in its acknowledgment notice given under Section 1.05, all in form reasonably acceptable to the Secretary; provided, however, that in no event shall the Corporation be obligated to repurchase shares within 90 days after the end of its fiscal year. By mutual agreement of the Corporation and the shareholder, such shares may be repurchased at any time prior to the Repurchase Target Date, but only if no other shareholder has been assigned an earlier Repurchase Target Date and such shares have not yet been actually repurchased.

  1.07 Limitation on Corporation's Obligation to Repurchase. The Corporation's obligation to repurchase shares hereunder is subject to (i) all restrictions which may be imposed by applicable law from time to time, and (ii) the limitations (if any) on repurchases of shares contained in any lending or other agreements of the Corporation in force from time to time. In the event the Corporation is precluded during a given period of time from repurchasing shares which are the subject of a repurchase request because of such limitations or if required repurchases are delayed for any other reason (in either case, a "Suspension"), repurchases shall be resumed promptly thereafter in the order of the Repurchase Target Dates which occurred during the period of the Suspension, regardless of the dates the repurchase requests were received and such suspended repurchases shall be made prior to repurchases becoming due on any subsequent Repurchase Target Date. Notwithstanding the foregoing provisions, stock having a repurchase price of not in excess of $50,000 per shareholder may, in the sole discretion of the Corporation, be repurchased on an accelerated basis in cases of demonstrated hardship.

  1.08  Authority Reserved.

     (a) No provision of this Policy shall be construed as limiting the Corporation's authority to repurchase outstanding shares of its stock at the discretion of the Board of Directors or the officers on any other terms at any time; provided however, that no such discretionary purchases shall occur if a Repurchase Target Date has passed with respect to shares required to be repurchased under this Policy and such shares have not yet been repurchased.

     (b) No provision of this Policy shall be construed as limiting the authority of the Board of Directors to amend, revise or rescind this Policy. This Policy does not create, and should not be understood as creating, any vested rights or contractual obligations of the Corporation except, and only to the extent, that no amendment, revision or rescission shall reduce the Repurchase Price payable by the Corporation for shares with respect to which the Repurchase Request Date precedes the date of the resolution of the Board of Directors effecting such amendment, revision or rescission.

  1.09 Adjustments. For all purposes hereof, in the event of a stock split or similar capital change (excluding regular stock issuances associated with the Corporation's patronage dividends), equitable adjustment will be made to the number of shares to be repurchased and the repurchase price.

                                   ARTICLE 2
                Additional Conditions to Repurchase Obligations
                -----------------------------------------------


  2.01 Notification to Corporation of Certain Termination Events. Each shareholder (or his or its legal representative) shall, as soon as possible after the occurrence of a Customer/Shareholder Termination or an Employee/Shareholder Termination (occurring otherwise than as a result of the death or retirement of the employee), give written notice of the same to the Secretary of the Corporation, stating the nature and date of such event. If it shall come to the attention of the Corporation that such an event has occurred and no such notice has been received, the Secretary shall give written notice of the same to the record holder of such shares. Any determination so made in good faith by the Corporation, including any determination as to the date upon which a retail food store became or ceased to be an Active Customer, or upon which a Customer/Shareholder Termination or an Employee/Shareholder Termination occurred, shall be final and binding on all persons.

  2.02 Timing of Repurchase Requests. Requests by shareholders to have their shares of stock redeemed or repurchased pursuant to this policy will be accepted by the Corporation when made in accordance with the following procedures:

     (a) When Repurchase Requests May Be Made. Requests by a shareholder to have its stock repurchased or redeemed will be accepted only if made during one of three (3) "window" periods each year -- after the first, second and third fiscal quarters of the Corporation, consisting of the last two weeks of May, August and November, respectively. These "window" periods are subject to closure or modification by management or the Board of Directors of the Corporation if, in the best judgment of management or the Board, it would be inappropriate for the Corporation to be engaged in the purchase or sale of its shares at such time. Requests for redemption will be deemed to have been duly made during these periods if they are received in writing at the Corporation's Pewaukee office during the window period or, if received thereafter, if they were postmarked during the window period.

     (b) Authority Of The Board To Suspend Or Deviate From These Requirements. The Board of Directors reserves at all times the authority to alter, suspend or deviate from the requirements of this Section 2.02, in its discretion, to the extent it determines such action to be appropriate.

     (c) Effective Date. The provisions of this Section 2.02 will be effective commencing January 1, 1994.

  2.03  Limitations on Ownership of Class A Common Stock.

     (a) No person may directly or indirectly beneficially own shares of Class A Common Stock except a Person who or which directly or indirectly owns an Active Customer or the trustees of a voting trust formed by and for the benefit of such Persons. No Person may directly or indirectly beneficially own more than 100 shares of Class A Common Stock, except that (i) a Person owning and operating (or controlling) more than one Active Customer at different locations may own not more than 100 shares of Class A Common Stock for each such Active Customer, and (ii) the trustees of a voting trust as set forth in the preceding sentence may be the record holders of such number of shares as may be owned in the aggregate by the depositors thereof.

     (b) Any holder of shares of Class A Common Stock shall immediately present his or its certificate(s) representing the same to the Secretary of the Corporation, in negotiable form, upon the occurrence of a Customer/Shareholder Termination with respect to an Active Customer owned and operated (or controlled) by such shareholder.

In the event such shareholder has theretofore owned more than 100 shares of Class A Common Stock, there shall be presented to the Corporation 100 of such shares for each such Active Customer as to which a Customer/Shareholder Termination has occurred. Upon receipt of such certificate(s), the Corporation shall issue to and in the name of the record holder thereof a replacement certificate for a like number of shares of Class B Common Stock. In the event any holder shall fail to surrender such certificates to the Corporation within thirty (30) days after the Customer/Shareholder Termination, the Corporation may, at any time thereafter, by written notice to the record holder thereof, deem such shares of Class A Common Stock to have been converted into a like number of shares of Class B Common Stock; and thereafter, such shares of Class A Common Stock shall not be deemed outstanding for any purpose and the certificate(s) therefor shall evidence only the right to receive a certificate representing a like number of shares of Class B Common Stock upon proper presentation to the Corporation in negotiable form. The obligations of a shareholder hereunder to surrender and exchange shares of Class A Common Stock shall be binding upon the legal representatives or successors or such shareholder, any purported transferee, and any nominee or trustee of a voting trust holding shares of Class A Common Stock for the benefit of such shareholder, upon notice from the Corporation or otherwise that a Customer/Shareholder Termination has occurred.

                                   ARTICLE 3
                                Effective Date
                                --------------


  3.01 Effective Date. The repurchase provisions set forth in Article 1 of this Policy shall not apply to shares as to which repurchase requests have been filed before January 1, 1991, provided, however, that if the second, third, fourth or fifth anniversary dates of a Repurchase Request Date occur on or after January 1, 1991, the repurchase provisions set forth in Article 1 shall apply to the 20% increments which would be purchased on such anniversary dates as if this Policy had been in effect on the Repurchase Request Date.

  3.02  Applicability.

     (a) The repurchase provisions set forth in Article 1 of this Policy shall not apply:

          (1) With respect to the shares owned by any person who directly, indirectly or beneficially owns shares of Class A Common Stock in violation of the limitations on ownership contained in Section 2.02(a), above (the "Ownership Limitation") if the shares of Class A Common Stock are determined by the Corporation to have been held in violation of such Ownership Limitations for a period of ninety (90) days or more.
          (2) With respect to any shares owned by any person who is a Claimant, as defined herein.

     (b) In the event that a shareholder who filed a repurchase request on or after January 1, 1991, subsequently becomes subject to the provisions contained in Sections 3.02(a)(1) or (2), the Corporation shall be under no obligation at any time thereafter to repurchase (or continue to repurchase, if the repurchase in increments had already commenced) any shares from such shareholder.

                                   ARTICLE 4
                                  Definitions
                                  -----------


  4.01  Whenever used in this Policy;

     (a) "Active Customer" means a retail food store whose principal source of supply is purchases from the Corporation.

     (b) "Book Value" at any given date means the Book Value of a share of Common Stock (determined according to the annual financial statements prepared by the Corporation, as audited and certified by the Corporation's independent auditors) as of the end of the fiscal year immediately preceding the fiscal year in which such date occurs.

     (c) "Claimant" means any shareholder of the Corporation who has asserted and not irrevocably withdrawn such assertion or is otherwise then asserting
(in or in anticipation of any litigation or other proceeding) a challenge
(1) to the authority of the Corporation or its Board of Directors to adopt any pending Redemption Policy or to have adopted the then current Redemption Policy or any prior Redemption Policy or to amend or revise any of the same or (2) to the enforceability or validity or the Corporation's interpretation or application of any provision of the then current or any prior Redemption Policy.

     (d) "Customer/Shareholder Termination" occurs whenever an Active Customer owned and operated (or controlled) by a shareholder of the Corporation either
(A) ceases to be an Active Customer, or (B) ceases to be owned and operated
(or controlled) by such shareholder, whether by reason of the death, adjudication of incompetency or complete retirement from business by reason of age or disability of such shareholder (if an individual), the dissolution or termination of such shareholder (if a Person other than an individual), adjudication in bankruptcy, transfer of the Active Customer or the entity owning or controlling it, or otherwise. In the event the above shall occur with respect to one or more but not all Active Customers owned and operated (or controlled) by a single shareholder of the Corporation, a Customer/Shareholder Termination shall be deemed to have occurred with respect to that fraction of each class of Common Stock owned by such shareholder as is equal to the fraction produced by dividing the number of Active Customers owned and operated (or controlled) by such shareholder after such event(s) by the number of Active Customers so owned and operated (or controlled) immediately before such event(s).

     (e) "Employee/Shareholder Termination" occurs, with respect to a shareholder who is an employee of the Corporation, upon the cessation of such person's employment relationship with the Corporation for any reason.

     (f) "Person" includes any individual, corporation, partnership, joint venture, trust, estate or any other legal entity.

  (g) "Redemption Policy" means any written policy adopted by the Board of Directors of the Corporation pursuant to Section 3.4 of the Articles of Incorporation setting forth terms, conditions or provisions under which the Corporation will (during the term of such policy) repurchase, redeem or otherwise acquire shares of the Corporation's stock from shareholders of the Corporation.

     (h) "Repurchase Request Date" with respect to a share of stock means the date of actual receipt by the Secretary of the Corporation of a written request for repurchase of such share which complies with Section 1.04 of this Policy.

     (i) "Repurchase Target Date" with respect to a share of stock means the date upon which the Corporation is to become obligated to repurchase such share of stock in accordance with Section 1.02 of this Policy. If such date is not a day on which business is generally conducted in the Corporation's main offices, then the "Repurchase Target Date" shall be the next subsequent business day.

                                                                      Exhibit E


          POLICY REGARDING ISSUANCE AND SALES OF ROUNDY'S, INC. STOCK
          -----------------------------------------------------------

           (As Adopted by the Board of Directors on December 7, 1993)

  Roundy's, Inc. will make shares of its Class B Common Stock ("Stock") available for purchase from time to time on the following terms and conditions:

  (1) Persons to Whom Shares Will Be Issued. Shares of the Company's Stock will be made available for purchase by:

  - the Company's existing shareholders who are active retailers doing business with the Roundy's Cooperative ("Retailers");

  -  new Retailers; and

  - employees of Roundy's, Inc. ("Employees"), upon the recommendation of the Chief Executive Officer and the approval of the Board of Directors or the Compensation Committee of the Board.

  Stock will not be made available to "inactive" retailers, even if they have not yet tendered their stock for repurchase pursuant to the inactive shareholder repurchase policy.

  (2) Times at Which Stock Will Be Made Available for Purchase. Stock will be made available for purchase by eligible purchasers during three (3) "window" periods each year -- after the first, second and third fiscal quarters of the Company consisting of the last two weeks of May, August and November, respectively. These "window" periods are subject to closure or modification by management or the Board of Directors if, in the best judgment of management or the Board, it would be inappropriate for the Company to be engaged in the purchase or sale of its shares at such time. Eligible purchasers wishing to purchase shares during any such "window" period must deliver to the Company, within such "window" period, a signed subscription agreement, in the form specified by the Company, along with full payment of the subscription price of the shares.

     (3) Price at Which Shares Will Be Issued. When issued pursuant to this policy, shares will be issued at a price equal to their book value as of the preceding fiscal year end.

     (4) Number of Shares Which Any Purchaser Shall Be Eligible to Purchase. The terms set out in this Paragraph 4 are subject at all times to the restrictions and limitations with respect to timing of purchases as set out in Section (2) above.

         (i) Retailers. The number of shares a Retailer will be eligible to purchase will depend in part on the number of shares already held by such Retailer relative to the number of shares which such Retailer would be expected to hold under Roundy's "Buying Deposit" policy. Roundy's encourages each of its Retailers to purchase and hold shares of the Company's Stock having a total "book value" equal to not less than twice the average amount of such Retailer's weekly purchases from Roundy's. This amount is referred to as the Retailer's "Buying Deposit." These shares are pledged to Roundy's to secure the Retailer's accounts receivable due Roundy's, as well as any other indebtedness of the Retailer to Roundy's. The excess (if any) of a Retailer's Buying Deposit over the number of shares of Stock that such Retailer holds at any time is referred to herein as such Retailer's "Buying Deposit Deficit." For purposes of this policy, each Retailer's Buying Deposit Deficit will be predetermined as of the first day of each of the Company's fiscal years, based on purchases by such Retailer during the immediately preceding fiscal year.

     (A)  Current Active Retailers Which Have a Buying Deposit Deficit.
          -------------------------------------------------------------
          Existing active Retailers which have a Buying Deposit Deficit (other than an "Incremental Buying Deposit Deficit" or an "Initial Buying Deposit Deficit" as defined in Paragraphs (B) and (C) below) referred to herein in as a "Regular Buying Deposit Deficit") will be entitled to purchase, in each "window" period described in Section (2) above, shares equal to five percent (5%) of their Regular Buying Deposit Deficit.

     (B)  Current Active Retailers Which Create Or Increase Their Buying Deposit
          ----------------------------------------------------------------------
          Deficit Through Expansion Or Addition Of New Store Facilities.
          --------------------------------------------------------------
          In the case of a Retailer which expands its store facilities or adds new facilities, and thereby creates a Buying Deposit Deficit or increases its Buying Deposit Deficit over its Regular Buying Deposit Deficit (referred to herein as an "Incremental Buying Deposit Deficit"), such Retailer will be entitled to purchase (in addition to shares which may be purchased under the preceding Paragraph (A) shares up to but not greater than fifty percent (50%) of its Incremental Buying Deposit Deficit, but only if such shares are purchased in the first "window" period, as described in Section (2) above, following the date on which the new or expanded store facility first opens, or in the immediately following "window" period (unless the Company does not authorize the sale of its shares during either of such "window" periods, in which event such shares must be purchased at the earliest time thereafter at which the Company authorizes sales of its shares). The remainder of such Retailer's Incremental Buying Deposit Deficit will become part of its Regular Buying Deposit Deficit, and will be subject to the provisions of Paragraph (A) above. Notwithstanding the foregoing, a Retailer to which Roundy's or any of its subsidiaries has loaned funds (other than extensions of trade credit in the ordinary course of business) or with respect to which Roundy's or any of its subsidiaries has guaranteed indebtedness (other than a guaranty or other contingent liability for rentals due under leases of store facilities or the equipment therein) will not be eligible to purchase shares up to fifty percent of the Incremental Buying
          Deposit Deficit as described above. In that event, all of such Retailer's Incremental Buying Deposit Deficit will become part of its Regular Buying Deposit Deficit, and will be subject to the provisions of Paragraph (A) above.

     (C)  New Retailers.
          --------------
          New Retailers (those who do not, as of January 1, 1994, do business with the Roundy's Cooperative, either directly or through an affiliate entity) will be eligible to purchase, in each "window" period described in Section (2) above, shares equal to 10% of their Buying Deposit at the level at which it is initially established ("Initial Buying Deposit"). If such Retailer's Buying Deposit
          Deficit increases in any subsequent fiscal year to a level greater than its Initial Buying Deposit Deficit, such increase will constitute a Regular Buying Deposit Deficit, and will be subject to the provisions of Paragraph (A), above.

     (D)  Retailers With No Buying Deposit Deficit.
          -----------------------------------------
          A Retailer which has no Regular Buying Deposit Deficit and no Incremental Buying Deposit Deficit, and which is not a new Retailer eligible to purchase shares equal to its Initial Buying Deposit under the preceding Paragraph (C), will be eligible to purchase in each year shares having a total book value equal to five percent (5%) of its Buying Deposit (as such Buying Deposit is determined as of the first day of each fiscal year); provided that such shares must be purchased in the first "window" period of each fiscal year (unless the Company does not authorize the sale of its shares during such "window" period, under Section (2) above, in which event such shares must be purchased at the earliest time thereafter at which the Company authorizes sales of its shares).

          Notwithstanding the foregoing, a Retailer to which Roundy's or any of its subsidiaries has loaned funds (other than extensions of trade credit in the ordinary course of business) or with respect to which Roundy's or any of its subsidiaries has guaranteed indebtedness (other than a guaranty or other contingent liability for rentals due under leases of store facilities or the equipment therein) will not be eligible to purchase shares if it has no Regular Buying Deposit Deficit, Incremental Buying Deposit Deficit, or Initial Buying Deposit Deficit.

     (E)  Closed Window Periods.
          ----------------------
          Except as expressly provided otherwise in Paragraphs (B) and (D) above, shares which any Retailer would have been entitled to purchase pursuant to this subsection (4)(I) in any "window" period, but for the fact that such "window" period was closed pursuant to Section (2) above, shall not increase the number of shares which such Retailer shall be entitled to purchase in any subsequent "window" period or at any other time.

  (ii)    Inactive Retailer-Shareholders.
          -------------------------------
          Inactive Retailers will not be permitted to acquire any additional shares.

 (iii)    Employees.
          ----------
          An Employee may purchase shares in such amount as may be authorized by the Board of Directors or the Compensation Committee of the Board, upon the recommendation of the Chief Executive Officer; provided, that any employee desiring to purchase shares shall advise the Company of his or desire to do so prior to the end of the first fiscal quarter of any year, and, if approval for the purchase of such shares is granted, such shares shall be purchased in three approximately equal installments in each of the three "window" periods occurring during such year.

  (5)     Discretion Of The Board To Deviate From Or Modify The Policy.
          -------------------------------------------------------------
          The Board of Directors of the Company at all times retains the discretion to alter, suspend, or deviate from the above policy, in its discretion, to the extent that it determines such action to be appropriate. However, it is not anticipated that any such deviations from, modifications to, or suspensions of this policy will be made except in the case of significant transactions or events outside the ordinary course of the Company's business.

  (6)     Effective Date.
          ---------------
          These policies will be effective commencing January 1, 1994, except that Section (2) hereof, as revised, will be effective as of January 1, 1995.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 15.  Indemnification of Directors and Officers.
          ------------------------------------------

  Article VIII of Roundy's By-Laws provides for indemnification by Roundy's of its Directors and Officers against liabilities incurred in their capacities as such. The following summary is subject to the specific provisions of said
Article VIII and the capitalized terms used therein are specifically defined in said Article VIII:

          Generally, Article VIII of Roundy's By-Laws requires Roundy's to indemnify a Director or Officer for all Liability and Expenses arising out of any claim made against such person or in a Proceeding in which such person was a Party, unless such Liability results from the person's Breach of Duty (which generally includes a willful failure to deal fairly with Roundy's or its stockholders while subject to a conflict of interest; a transaction from which the Director or Officer derived improper personal profit; a knowing violation of criminal law; willful misconduct; or intentional or reckless statements or omissions regarding matters under Board consideration). Indemnification includes the reimbursement or advancement or expenses. Article VIII sets forth specific procedures for requesting indemnification and for determining whether indemnification is proper. Article VIII provides that it is not the exclusive source for rights of an Officer or Director to indemnification.

  Management believes that Roundy's policy with respect to indemnification as expressed in Article VIII of the By-Laws is consistent with application provisions of the Wisconsin Business Corporation Law respecting indemnification of Directors and Officers.

Item 16.  Exhibits.
          ---------

  The following exhibits are filed as part of the Registration Statement or, where so indicated, have previously been filed with the Commission by Registrant and are incorporated herein by reference.

2.1   Asset Purchase Agreement by and between the Registrant and Ultra
      Mart, Inc. dated December 23, 1999, incorporated herein by reference to
      Exhibit 2.1 of the Registrant's Annual Report on Form 10-K for fiscal year ended January 1, 2000, filed with the Commission on March 21, 2000, Commission File No. 002-94984.
2.2 Stock Purchase Agreement dated March 31, 2000, by and among Roundy's, Inc. and the record and beneficial owners of all of the issued and outstanding shares of capital stock of Mega Marts, Inc. incorporated herein by reference to Exhibit 2.2 of Registrant's Form 8-K dated April 14, 2000 filed with the Commission on April 14, 2000, Commission File No. 002-94984.
2.3 Asset Purchase Agreement dated March 31, 2000, by and among Roundy's, Inc., NDC, Inc. and Mega Marts, Inc. incorporated herein by reference to Exhibit 2.3 of Registrant's Form 8-K dated April 14, 2000, filed with the Commission on April 14, 2000, Commission File No. 002-94984.
3.1 Articles of Incorporation of the Registrant, as amended, incorporated herein by reference to Exhibit 4.1 of Registrant's Registration Statement on Form S-2 (File No. 002-94485) dated December 5, 1984.

3.2 By-Laws of the Company as amended February 24, 1998, incorporated herein by reference to Exhibit 3.2 of Registrant's Annual Report on Form
      10-K for fiscal year ended January 3, 1998, filed with the Commission on April 2, 1998, Commission File No. 002-94984.
4.1   Policy Relating to Redemption of Stock by Inactive Customer
      Shareholders and Former Employees, incorporated herein by reference to Exhibit 4.1 of the Registrant's Annual Report on Form
      10-K for the fiscal year ended December 28, 1996, filed with the Commission on March 26, 1997, Commission File No. 002-94984
      (included as Exhibit D to the Prospectus which forms a part of the Registration Statement).
4.2 Policy Regarding Issuance and Sales of Roundy's, Inc. Stock, incorporated herein by reference to Exhibit 4.11 of Registrant's Registration Statement on Form S-2 (File No. 33-57505) filed with the Commission on January 30, 1995 (included as Exhibit E to the Prospectus which forms a part of the Registration Statement).
4.3   Form of Subscription Agreement, incorporated by reference to
      Exhibit 4.14 of Registrant's Registration Statement on Form S-2
      (File No. 33-57505) filed with the Commission on January 30, 1995 (included as Exhibit A to the Prospectus which forms a part of the Registration Statement).
4.4   Form of Buying Deposit Agreement, incorporated by reference to
      Exhibit 4.15 of Registrant's Registration Statement on Form S-2
      (File No. 33-57505) filed with the Commission on January 30, 1995 (included as Exhibit B to the Prospectus, which forms a part of the Registration Statement).
4.5   Article V of Registrant's By-Laws "Fiscal Year Accounting and
      Patronage Rebates," as amended on February 24, 1998, incorporated by reference to Exhibit 4.8 of Registrant's Registration Statement on Form S-2 (File No. 33-57505) filed with the Commission on April 28, 1998 (included as Exhibit C to the Prospectus which forms a part of the Registration Statement).
4.6   $170,000,000 Revolving Loans, $80,000,000 Term Loans Credit
      Agreement among Roundy's, Inc., The Lenders, Bank One, Wisconsin,
      As Agent, Harris Trust and Savings Bank and National City Bank as Co-Syndication Agents, and Banc One Capital Markets, Inc. as Lead Arranger and Sole Book Runner, dated as of March 31, 2000 incorporated herein by reference to Exhibit 4.6 of Registrant's
      Form 8-K dated April 14, 2000, filed with the Commission on April
      14, 2000, Commission File No. 002-94984.
5.1 Opinion of Whyte Hirschboeck Dudek S.C. as to legality of issuance of securities. PREVIOUSLY FILED.
9     Amended and Restated Voting Trust Agreement dated September 16,
      1983, incorporated herein by reference to Exhibit 9 of Registrant's Annual Report on Form 10-K for the year ended
      December 31, 1983, filed with the Commission on March 30, 1984, Commission File No. 002-66296 and 002-94984.
9(a)  Amendments No. 1 and 2, dated April 8, 1986 to Amended and
      Restated Voting Trust Agreement, incorporated herein by reference to Exhibit 9(a) of Registrant's Registration Statement on Form S-2
      (File No. 002-66296), dated April 29, 1986.
9(b)  Amendment No. 1987-1 to Amended and Restated Voting Trust
      Agreement, incorporated herein by reference to Exhibit 9(b) of Registrant's Registration Statement on Form S-2 (File No. 002-
      66296), dated April 29, 1987.
9(c) Amendment 1995-1 to the Roundy's, Inc. Voting Trust Agreement, incorporated herein by reference to Exhibit 9(c) of Registrant's Registration Statement on Form S-2 (File No. 33-57505), dated May
      1, 1995.
9(d) Amendment 1995-2 to the Roundy's, Inc. Voting Trust Agreement, incorporated herein by reference to Exhibit 9(d) of Registrant's Registration Statement on Form S-2 (File No. 33-57505), dated
      April 26, 1996.

10.1.1
      Deferred Compensation Agreement between the Registrant and certain executive officers including Messrs. Ranus, Beketic, Sullivan and Schmitt, incorporated herein by reference to Exhibit 10.1, of Registrant's Registration Statement on Form S-2 (File No. 33-57505) dated April 24, 1997.
10.1(a)
      Amendment to Deferred Compensation Agreement between the
      Registrant and certain executive officers including Messrs.
      Ranus, Beketic, Sullivan and Schmitt, dated March 31, 1998, incorporated herein by reference to Registrant's Registration
      Statement on Form S-2 (File No. 33-57505) filed with the
      Commission on April 28, 1998.
10.2  Directors and Officers Liability and Corporation Reimbursement
      Policy issued by American Casualty Company of Reading,
      Pennsylvania (CNA Insurance Companies) as of June 13, 1986, incorporated herein by reference to Exhibit 10.3 of Registrant's
      Annual Report on Form 10-K for the fiscal year ended January 3, 1987, filed with the Commission on April 3, 1987, Commission File
      No. 002-66296 and 002-94984.
10.2(a)
      Declarations page for renewal through November 1, 2001 of Directors and Officers Liability and Corporation Reimbursement
      Policy incorporated herein by reference to Exhibit 10.2(a) of Registrant's Annual Report on Form 10-K for the fiscal year ended
      January 1, 2000, filed with the Commission on March 21, 2000,
      Commission File No. 002-94984.
10.3 Severance and Non-Competition Agreement dated April 13, 1998 between the Registrant and Gerald F. Lestina, incorporated herein by reference to Exhibit 10.4 of Registrant's Registration
      Statement on Form S-2 dated April 28, 1998, Commission File No. 33-
      57505.
10.4  Roundy's, Inc. Deferred Compensation Plan, effective March 19,
      1996, incorporated herein by reference to Exhibit 10.5 of Registrant's Registration Statement on Form S-2 (File No. 33-
      57505), dated April 26, 1996.
10.5 1991 Stock Incentive Plan, as amended October 24, 2000 incorporated herein by reference to Exhibit 10.5 of Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2000, filed with the Commission on March 29, 2001, Commission File No. 002-94984.
10.6 Form of Stock Appreciation Rights Agreement for certain executive officers including Beketic, Sullivan and Schmitt, incorporated herein by reference to exhibit 10.7 of Registrant's Form 10-Q for the quarterly period ended October 3, 1998, filed with the Commission on November 10, 1998, Commission File No. 002-94984.
10.7 Amendment to Severance and Non-Competition Agreement between the Registrant and Gerald F. Lestina, incorporated herein by reference to exhibit 10.8 of Registrant's Form 10-Q for the quarterly period ended October 3, 1998, filed with the Commission on November 10, 1998, Commission File No. 002-94984.
10.8 Form of Second Amendment to Deferred Compensation Agreement for certain executive officers including Ranus, Beketic, Sullivan and Schmitt, incorporated herein by reference to exhibit 10.9 of Registrant's Form 10-Q for the quarterly period ended October 3, 1998, filed with the Commission on November 10, 1998, Commission File No. 002-94984.
10.9 Roundy's, Inc. Supplemental Employee Retirement Plan for certain executive officers including Lestina, Ranus, Beketic and Sullivan, incorporated herein by reference to Exhibit 10.9 of Registrant's Form 10-Q for the quarterly period ended July 3, 1999, filed with the Commission on August 9, 1999, Commission No. 002-94984.

10.10 Asset Purchase Agreement by and between the Registrant and Ultra Mart, Inc. dated December 23, 1999, incorporated herein by reference to Exhibit 2.1 to the Registrant's Annual Report on Form 10-K for fiscal year ended January 1, 2000, filed with the Commission on March 21, 2000, Commission File No. 002-94984.
10.11 Stock Purchase Agreement dated March 31, 2000, by and among
      Roundy's, Inc. and the record and beneficial owners of all of the issued and outstanding shares of capital stock of Mega Marts, Inc. incorporated herein by reference to Exhibit 2.2 of Registrant's Form 8-K dated April 14, 2000 filed with the Commission on April 14, 2000, Commission File No. 002-94984.
10.12 Asset Purchase Agreement dated March 31, 2000, by and among
      Roundy's, Inc., NDC, Inc. and Mega Marts, Inc. incorporated herein by reference to Exhibit 2.3 of Registrant's Form 8-K dated April 14, 2000, filed with the Commission on April 14, 2000, Commission File No. 002-94984.
10.13 Employment Contract between the Registrant and Gary L. Fryda dated March 21, 2000, incorporated herein by reference to Exhibit 10.11 of registrant's Form 8-K dated April 14, 2000, filed with the Commission on April 14, 2000, Commission File No. 002-94984.
13    Portions of 2000 Annual Report to Stockholders of Roundy's,
      Inc. (except to the extent incorporated by reference, the Annual
      Report to Stockholders shall not be deemed to be filed with the Securities and Exchange Commission as part of this Registration
      Statement on Form S-2).
23.1  Consent of Deloitte & Touche LLP.
24.1 Power of Attorney of Certain Officers and Directors of Registrant filed herewith (included as part of signature page).
99.1 Press release dated February 9, 2001 announcing the proposed acquisition of the Copps Corporation incorporated herein by reference to Exhibit 99.1 of Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2000, filed with the Commission on March 29, 2001, Commission File No. 002-94984.

Item 17.  Undertakings.
          -------------

(a)  Rule 415 Offering.  The undersigned registrant hereby undertakes

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to
     Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(h) The undersigned registrant hereby undertakes that, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment for the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES
                                  ----------

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this Post-effective Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the town of Pewaukee, State of Wisconsin, on April 24, 2001.



  ROUNDY'S, INC.


  By                           ROBERT D. RANUS
                               ---------------
                               Robert D. Ranus
                               Vice President and
                               Chief Financial Officer



  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert D. Ranus, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute, may lawfully do or cause to be done by virtue hereof.


  Pursuant to the requirements of the Securities Act of 1933, this Post-effective Amendment No. 1 to as amended, to the Registration Statement has been signed by the following persons in the capacities:



   Signature                              Title
----------------------            -----------------------

GERALD F. LESTINA                 Director, President and
-----------------                 Chief Executive Officer
Gerald F. Lestina


ROBERT D. RANUS                   Director, Vice President and
---------------                   Chief Financial Officer and
Robert D. Ranus                   Principal Accounting Officer

   Signature                            Title
---------------------             -----------------------

ROBERT E. BARTELS                     Director
-----------------
Robert E. Bartels


CHARLES R. BONSON                     Director
-----------------
Charles R. Bonson


ROBERT S. GOLD                        Director
--------------
Robert S. Gold


BRONSON J. HAASE                      Director
----------------
Bronson J. Haase


HENRY KARBINER, JR.                   Director
-------------------
Henry Karbiner, Jr.


GERALD F. LESTINA                     Director
-----------------
Gerald F. Lestina


PATRICK D. MCADAMS                    Director
------------------
Patrick D. McAdams


GEORGE E. PRESCOTT                    Director
------------------
George E. Prescott


ROBERT D. RANUS                       Director
---------------
Robert D. Ranus


GARY R. SARNER                        Director
--------------
Gary R. Sarner

                                ROUNDY'S, INC.

                                   FORM S-2
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                                INDEX TO EXHIBITS


Exhibit       Description and Incorporation by Reference
-------       ------------------------------------------

2.1 Asset Purchase Agreement by and between the Registrant and Ultra Mart, Inc. dated December 23, 1999, incorporated herein by reference to Exhibit 2.1 of the Registrant's Annual Report on Form 10-K for fiscal year ended January 1, 2000, filed with the Commission on March 21, 2000, Commission File No. 002-94984.
2.2 Stock Purchase Agreement dated March 31, 2000, by and among Roundy's, Inc. and the record and beneficial owners of all of the issued and outstanding shares of capital stock of Mega Marts, Inc. incorporated herein by reference to Exhibit 2.2 of Registrant's Form 8-K dated April 14, 2000 filed with the Commission on April 14, 2000, Commission File No. 002-94984.
2.3 Asset Purchase Agreement dated March 31, 2000, by and among Roundy's, Inc., NDC, Inc. and Mega Marts, Inc. incorporated herein by reference to Exhibit 2.3 of Registrant's Form 8-K dated April 14, 2000, filed with the Commission on April 14, 2000, Commission File No. 002-94984.
3.1 Articles of Incorporation of the Registrant, as amended, incorporated herein by reference to Exhibit 4.1 of Registrant's Registration Statement on Form S-2 (File No. 002-94485) dated December 5, 1984.
3.2 By-Laws of the Company as amended February 24, 1998, incorporated herein by reference to Exhibit 3.2 of Registrant's Annual Report on Form 10-K for fiscal year ended January 3, 1998, filed with the Commission on April 2, 1998, Commission File No. 002-94984.
4.1 Policy Relating to Redemption of Stock by Inactive Customer Shareholders and Former Employees, incorporated herein by reference to Exhibit 4.1 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 1996, filed with the Commission on March 26, 1997, Commission File No. 002-94984 (included as Exhibit D to the Prospectus which forms a part of the Registration Statement).
4.2 Policy Regarding Issuance and Sales of Roundy's, Inc. Stock, incorporated herein by reference to Exhibit 4.11 of Registrant's Registration Statement on Form S-2 (File No. 33-57505) filed with the Commission on January 30, 1995 (included as Exhibit E to the Prospectus which forms a part of the Registration Statement).
4.3   Form of Subscription Agreement, incorporated by reference to
      Exhibit 4.14 of Registrant's Registration Statement on Form S-2 (File No. 33-57505) filed with the Commission on January 30, 1995 (included as Exhibit A to the Prospectus which forms a part of the Registration Statement).
4.4   Form of Buying Deposit Agreement, incorporated by reference to
      Exhibit 4.15 of Registrant's Registration Statement on Form S-2 (File No. 33-57505) filed with the Commission on January 30, 1995 (included as Exhibit B to the Prospectus, which forms a part of the Registration Statement).
4.5 Article V of Registrant's By-Laws "Fiscal Year Accounting and Patronage Rebates," as amended on February 24, 1998, incorporated by reference to Exhibit 4.8 of Registrant's Registration Statement on Form S-2 (File No. 33-57505) filed with the Commission on April 28, 1998 (included as Exhibit C to the Prospectus which forms a part of the Registration Statement).
4.6 $170,000,000 Revolving Loans, $80,000,000 Term Loans Credit Agreement among Roundy's, Inc., The Lenders, Bank One, Wisconsin, As Agent, Harris Trust and Savings Bank and National City Bank as Co-Syndication Agents, and Banc One Capital Markets, Inc. as Lead Arranger and Sole Book Runner, dated as of March 31, 2000 incorporated herein by reference to Exhibit 4.6 of Registrant's Form 8-K dated April 14, 2000, filed with the Commission on April 14, 2000, Commission File No. 002-94984.
5.1 Opinion of Whyte Hirschboeck Dudek S.C. as to legality of issuance of securities. PREVIOUSLY FILED.
9 Amended and Restated Voting Trust Agreement dated September 16, 1983, incorporated herein by reference to Exhibit 9 of Registrant's Annual Report on Form 10-K for the year ended
      December 31, 1983, filed with the Commission on March 30, 1984, Commission File No. 002-66296 and 002-94984.
9(a)  Amendments No. 1 and 2, dated April 8, 1986 to Amended and
      Restated Voting Trust Agreement, incorporated herein by reference to Exhibit 9(a) of Registrant's Registration Statement on Form S-2 (File No. 002-66296), dated April 29, 1986.
9(b) Amendment No. 1987-1 to Amended and Restated Voting Trust Agreement, incorporated herein by reference to Exhibit 9(b) of Registrant's Registration Statement on Form S-2 (File No. 002-66296), dated April 29, 1987.
9(c) Amendment 1995-1 to the Roundy's, Inc. Voting Trust Agreement, incorporated herein by reference to Exhibit 9(c) of Registrant's Registration Statement on Form S-2 (File No. 33-57505), dated May 1, 1995.
9(d) Amendment 1995-2 to the Roundy's, Inc. Voting Trust Agreement, incorporated herein by reference to Exhibit 9(d) of Registrant's Registration Statement on Form S-2 (File No. 33-57505), dated
      April 26, 1996.
10.1 Deferred Compensation Agreement between the Registrant and certain executive officers including Messrs. Ranus, Beketic, Sullivan and Schmitt, incorporated herein by reference to Exhibit 10.1, of Registrant's Registration Statement on Form S-2 (File No. 33-57505) dated April 24, 1997.
10.1(a)
      Amendment to Deferred Compensation Agreement between the
      Registrant and certain executive officers including Messrs.
      Ranus, Beketic, Sullivan and Schmitt, dated March 31, 1998, incorporated herein by reference to Registrant's Registration Statement on Form S-2 (File No. 33-57505) filed with the
      Commission on April 28, 1998.
10.2 Directors and Officers Liability and Corporation Reimbursement Policy issued by American Casualty Company of Reading,
      Pennsylvania (CNA Insurance Companies) as of June 13, 1986, incorporated herein by reference to Exhibit 10.3 of Registrant's Annual Report on Form 10-K for the fiscal year ended January 3, 1987, filed with the Commission on April 3, 1987, Commission File No. 002-66296 and 002-94984.
10.2(a)
      Declarations page for renewal through November 1, 2001 of Directors and Officers Liability and Corporation Reimbursement Policy incorporated herein by reference to Exhibit 10.2(a) of Registrant's Annual Report on Form 10-K for the fiscal year ended January 1, 2000, filed with the Commission on March 21, 2000, Commission File No. 002-94984.
10.3 Severance and Non-Competition Agreement dated April 13, 1998 between the Registrant and Gerald F. Lestina, incorporated herein by reference to Exhibit 10.4 of Registrant's Registration
      Statement on Form S-2 dated April 28, 1998, Commission File No. 33-
      57505.
10.4 Roundy's, Inc. Deferred Compensation Plan, effective March 19, 1996, incorporated herein by reference to Exhibit 10.5 of Registrant's Registration Statement on Form S-2 (File No. 33-57505), dated April 26, 1996.
10.5 1991 Stock Incentive Plan, as amended October 24, 2000 incorporated herein by reference to Exhibit 10.5 of Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2000, filed with the Commission on March 29, 2001, Commission File No. 002-94984.

10.6 Form of Stock Appreciation Rights Agreement for certain executive officers including Beketic, Sullivan and Schmitt, incorporated herein by reference to exhibit 10.7 of Registrant's Form 10-Q for the quarterly period ended October 3, 1998, filed with the Commission on November 10, 1998, Commission File No.
      002-94984.
10.7 Amendment to Severance and Non-Competition Agreement between the Registrant and Gerald F. Lestina, incorporated herein by reference to exhibit 10.8 of Registrant's Form 10-Q for the quarterly period ended October 3, 1998, filed with the Commission on November 10, 1998, Commission File No. 002-94984.
10.8 Form of Second Amendment to Deferred Compensation Agreement for certain executive officers including Ranus, Beketic, Sullivan and Schmitt, incorporated herein by reference to exhibit 10.9 of Registrant's Form 10-Q for the quarterly period ended October 3, 1998, filed with the Commission on November 10, 1998, Commission
      File No. 002-94984.
10.9 Roundy's, Inc. Supplemental Employee Retirement Plan for certain executive officers including Lestina, Ranus, Beketic and Sullivan, incorporated herein by reference to Exhibit 10.9 of Registrant's
      Form 10-Q for the quarterly period ended July 3, 1999, filed with the Commission on August 9, 1999, Commission No. 002-94984.
10.10 Asset Purchase Agreement by and between the Registrant and Ultra Mart, Inc. dated December 23, 1999, incorporated herein by reference to Exhibit 2.1 to the Registrant's Annual Report on Form 10-K for fiscal year ended January 1, 2000, filed with the Commission on March 21, 2000, Commission File No. 002-94984.
10.11 Stock Purchase Agreement dated March 31, 2000, by and among
      Roundy's, Inc. and the record and beneficial owners of all of the issued and outstanding shares of capital stock of Mega Marts, Inc. incorporated herein by reference to Exhibit 2.2 of Registrant's
      Form 8-K dated April 14, 2000 filed with the Commission on April
      14, 2000, Commission File No. 002-94984.
10.12 Asset Purchase Agreement dated March 31, 2000, by and among
      Roundy's, Inc., NDC, Inc. and Mega Marts, Inc. incorporated herein by reference to Exhibit 2.3 of Registrant's Form 8-K dated April
      14, 2000, filed with the Commission on April 14, 2000, Commission File No. 002-94984.
10.13 Employment Contract between the Registrant and Gary L. Fryda dated March 21, 2000, incorporated herein by reference to Exhibit 10.11 of registrant's Form 8-K dated April 14, 2000, filed with the Commission on April 14, 2000, Commission File No. 002-94984.
13    Portions of 2000 Annual Report to Stockholders of Roundy's,
      Inc. (except to the extent incorporated by reference, the Annual Report to Stockholders shall not be deemed to be filed with the Securities and Exchange Commission as part of this Registration Statement on Form S-2).
23.1  Consent of Deloitte & Touche LLP
24.1 Power of Attorney of Certain Officers and Directors of Registrant filed herewith (included as part of signature page).
99.1 Press release dated February 9, 2001 announcing the proposed acquisition of the Copps Corporation incorporated herein by reference to Exhibit 99.1 of Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2000, filed with the Commission on March 29, 2001, Commission File No. 002-94984.

                                                                   Exhibit 23.1





INDEPENDENT AUDITORS' CONSENT



We consent to the incorporation by reference in this this Post-effective Amendment No. 1 to Registration Statement No. 333-33222 of Roundy's, Inc.
on Form S-2 of our reports dated February 20, 2001, included and incorporated by reference in the Annual Report on Form 10-K of Roundy's, Inc. for the year ended December 30, 2000, and to the use of our report dated February 20, 2001, appearing in the Prospectus, which is part of this Registration Statement.
We also consent to the reference to us under the heading "Experts" in such Prospectus.






DELOITTE & TOUCHE, LLP


Deloitte & Touche, LLP
Milwaukee, Wisconsin
April 24, 2001